Exhibit 99.1

Q3 2023

THIRD QUARTER REPORT

EXCELLENCE. TRUST. RESPECT. RESPONSIBILITY.

INTERNATIONALLY DIVERSIFIED | FREE CASH FLOW FOCUSED

VERMILION ENERGY

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion’s ability to fund such expenditures; Vermilion’s additional debt capacity providing it with additional working capital; statements regarding the return of capital; the flexibility of Vermilion’s capital program and operations; business strategies and objectives; operational and financial performance; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion’s 2023 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange and inflation rates; significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth and size of Vermilion’s future project inventory, wells expected to be drilled in 2023; exploration and development plans and the timing thereof; Vermilion’s ability to reduce its debt; statements regarding Vermilion’s hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion’s hedging program on project economics and free cash flows; the potential financial impact of climate-related risks; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion’s expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management’s expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion’s financial position and business objectives, and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates, interest rates and inflation; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against or involving Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

This document contains references to sustainability/ESG data and performance that reflect metrics and concepts that are commonly used in such frameworks as the Global Reporting Initiative, the Task Force on Climate-related Financial Disclosures, and the Sustainability Accounting Standards Board. Vermilion has used best efforts to align with the most commonly accepted methodologies for ESG reporting, including with respect to climate data and information on potential future risks and opportunities, in order to provide a fuller context for our current and future operations. However, these methodologies are not yet standardized, are frequently based on calculation factors that change over time, and continue to evolve rapidly. Readers are particularly cautioned to evaluate the underlying definitions and measures used by other companies, as these may not be comparable to Vermilion’s. While Vermilion will continue to monitor and adapt its reporting accordingly, the Company is not under any duty to update or revise the related sustainability/ESG data or statements except as required by applicable securities laws.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

Vermilion Energy Inc. ■ Page 1 ■ 2023 Third Quarter Report

This document contains metrics commonly used in the oil and gas industry. These oil and gas metrics do not have any standardized meaning or standard methods of calculation and therefore may not be comparable to similar measures presented by other companies where similar terminology is used and should therefore not be used to make comparisons. Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

Vermilion Energy Inc. ■ Page 2 ■ 2023 Third Quarter Report

Abbreviations

$M	thousand dollars
$MM	million dollars
AECO	the daily average benchmark price for natural gas at the AECO ‘C’ hub in Alberta
bbl(s)	barrel(s)
bbls/d	barrels per day
boe	barrel of oil equivalent, including: crude oil, condensate, natural gas liquids, and natural gas (converted on the basis of one boe for six mcf of natural gas)
boe/d	barrel of oil equivalent per day
GJ	gigajoules
LSB	light sour blend crude oil reference price
mbbls	thousand barrels
mcf	thousand cubic feet
mmcf/d	million cubic feet per day
NBP	the reference price paid for natural gas in the United Kingdom at the National Balancing Point Virtual Trading Point
NCIB	normal-course issuer bid
NGLs	natural gas liquids, which includes butane, propane, and ethane
PRRT	Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia
tCO2e	tonnes of carbon dioxide equivalent
THE	the price for natural gas in Germany, quoted in megawatt hours of natural gas, at the Trading Hub Europe
TTF	the price for natural gas in the Netherlands, quoted in megawatt hours of natural gas, at the Title Transfer Facility Virtual Trading Point
WTI	West Texas Intermediate, the reference price paid for crude oil of standard grade in US dollars at Cushing, Oklahoma

Vermilion Energy Inc. ■ Page 3 ■ 2023 Third Quarter Report

Highlights

•	Q3 2023 fund flows from operations (“FFO”)(1) was $270 million ($1.65/basic share)(2) and exploration and development (“E&D”) capital expenditures(3) were $126 million, resulting in free cash flow (“FCF”)(4) of $144 million ($0.88/basic share)(5).

•	Year-to-date net earnings of $566 million ($3.45/basic share) driven by strong price realization and acquisition and disposition activity.

•	The TTF natural gas benchmark price in Europe averaged $14.11 per mcf in Q3 2023, which was over five times higher than the average AECO benchmark index price for the quarter. Approximately 35% of Vermilion’s Q3 2023 gas production had direct exposure to European gas pricing.

•	Net debt(6) decreased to $1.2 billion, representing a trailing net debt-to-FFO ratio(7) of 1.2 times.

•	In conjunction with our Q3 2023 release, we announced a quarterly cash dividend of $0.10 per share, payable on January 15, 2024 to shareholders of record on December 29, 2023.

•	Given the improving FCF profile of the business, we are now targeting to return 30% of FCF to shareholders in 2023, compared to the prior range of 25 to 30%, until we achieve our net debt target of $1 billion. Under current strip pricing, we anticipate achieving this debt target in Q1 2024 at which time we intend to increase the amount of capital returned to shareholders via the base dividend and share repurchases. We plan to communicate an update to our return of capital framework with our 2024 budget release.

•	Production during the third quarter of 2023 averaged 82,727 boe/d(8), which was at the top end of our Q3 2023 guidance range, primarily due to the successful restart of the Wandoo facility in Australia in early September 2023 and the accelerated maintenance turnaround at Corrib, which was completed five days ahead of schedule.

•	In Australia, our wells continue to produce at strong rates following the restart of the Wandoo facility, and the business is forecasted to contribute approximately 4,000 bbls/d in Q4 2023.

•	In Ireland, Corrib is forecasted to produce approximately 10,000 boe/d (net to Vermilion) of premium-priced European gas in Q4 2023.

•	As a result of strong operational execution and performance across our portfolio, we are maintaining our 2023 annual production guidance of 82,000 to 86,000 boe/d.

•	We have completed the site preparation and awarded all major contracts for the 16,000 boe/d Mica Montney battery. The majority of construction is scheduled to occur in the first half of 2024 with the battery expected to be operational by mid-2024.

•	We continued to advance our deep gas exploration and development plans in Germany, and commenced drilling on the first well of our two well winter drilling program in October 2023. In addition, we have started site preparation for the gas plant in Croatia, which is scheduled for start-up in mid-2024, subject to ongoing regulatory approvals processes, and will facilitate production from the SA-10 block where we have previous gas discoveries.

Vermilion Energy Inc. ■ Page 4 ■ 2023 Third Quarter Report

($M except as indicated)	Q3 2023	Q2 2023	Q3 2022	YTD 2023	YTD 2022
Financial
Petroleum and natural gas sales	475,532	471,356	964,678	1,499,586	2,633,701
Cash flows from operating activities	118,436	173,632	447,608	680,697	1,319,025
Fund flows from operations (1)	270,218	247,109	507,876	770,494	1,350,645
Fund flows from operations ($/basic share) (2)	1.65	1.51	3.10	4.70	8.25
Fund flows from operations ($/diluted share) (2)	1.62	1.48	3.01	4.61	8.01
Net earnings	57,309	127,908	271,079	565,549	917,654
Net earnings ($/basic share)	0.35	0.78	1.65	3.45	5.61
Cash flows used in investing activities	170,404	164,404	168,275	443,503	891,239
Capital expenditures (3)	125,639	166,845	184,015	447,304	382,512
Acquisitions (14)	5,238	(9,716)	6,220	247,294	535,155
Dispositions	-	-	-	182,152	-
Asset retirement obligations settled	13,582	11,893	10,386	28,029	21,006
Repurchase of shares	11,645	24,316	71,659	66,102	71,659
Cash dividends ($/share)	0.10	0.10	0.08	0.30	0.20
Dividends declared	16,367	16,430	13,031	49,023	32,711
% of fund flows from operations (9)	6%	7%	3%	6%	2%
Payout (10)	155,588	195,168	207,432	524,356	436,229
% of fund flows from operations (10)	58%	79%	41%	68%	32%
Free cash flow (4)	144,579	80,264	323,861	323,190	968,133
Long-term debt	966,505	913,785	1,409,507	966,505	1,409,507
Net debt (6)	1,242,522	1,321,100	1,412,052	1,242,522	1,412,052
Net debt to four quarter trailing fund flows from operations (7)	1.2	1.0	0.8	1.2	0.8
Operational
Production (8)
Crude oil and condensate (bbls/d)	31,417	29,342	37,315	31,407	37,064
NGLs (bbls/d)	7,344	6,538	7,901	7,261	8,117
Natural gas (mmcf/d)	263.80	283.63	234.12	265.09	239.51
Total (boe/d)	82,727	83,152	84,237	82,849	85,099
Average realized prices
Crude oil and condensate ($/bbl)	106.94	96.64	123.02	100.64	127.34
NGLs ($/bbl)	27.77	28.11	44.64	30.89	47.82
Natural gas ($/mcf)	6.32	7.37	24.68	8.08	19.50
Production mix (% of production)
% priced with reference to WTI	34%	32%	38%	35%	38%
% priced with reference to Dated Brent	13%	12%	17%	12%	17%
% priced with reference to AECO	34%	33%	30%	34%	29%
% priced with reference to TTF and NBP	19%	23%	15%	19%	16%
Netbacks ($/boe)
Operating netback (11)	49.30	43.66	78.42	46.42	70.20
Fund flows from operations ($/boe) (12)	35.76	32.35	67.07	34.19	58.86
Operating expenses	16.26	17.91	16.64	17.60	15.37
General and administration expenses	2.77	2.63	1.90	2.70	1.93
Average reference prices
WTI (US $/bbl)	82.26	73.80	91.56	77.40	98.09
Dated Brent (US $/bbl)	86.76	78.39	100.85	82.14	105.35
AECO ($/mcf)	2.61	2.45	4.16	2.76	5.38
TTF ($/mcf)	14.11	15.04	75.56	17.39	51.64
Share information ('000s)
Shares outstanding - basic	163,666	164,294	162,883	163,666	162,883
Shares outstanding - diluted (13)	167,904	168,530	168,574	167,904	168,574
Weighted average shares outstanding - basic	163,946	164,997	163,947	163,848	163,619
Weighted average shares outstanding - diluted (13)	166,392	167,364	168,494	167,167	168,658

Vermilion Energy Inc. ■ Page 5 ■ 2023 Third Quarter Report

(1)	Fund flows from operations (FFO) is a total of segments measure comparable to net earnings that is comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, windfall taxes, interest expense, realized gain (loss) on derivatives, realized foreign exchange gain (loss), and realized other income (expense). The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations, and make capital investments. FFO does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(2)	Fund flows from operations per share (basic and diluted) are supplementary financial measures and are not a standardized financial measures under IFRS, and therefore may not be comparable to similar measures disclosed by other issuers. They are calculated using FFO (a total of segments measure) and basic/diluted shares outstanding. The measure is used to assess the contribution per share of each business unit. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(3)	Capital expenditures is a non-GAAP financial measure that is the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(4)	Free cash flow (FCF) is a non-GAAP financial measure comparable to cash flows from operating activities and is comprised of FFO less drilling and development and exploration and evaluation expenditures. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(5)	Free cash flow per basic share is a non-GAAP supplementary financial measure and is not a standardized financial measure under IFRS and may not be comparable to similar measures disclosed by other issuers. It is calculated using FCF and basic shares outstanding.

(6)	Net debt is a capital management measure comparable to long-term debt and is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities). More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(7)	Net debt to trailing FFO is a supplementary financial measure and is not a standardized financial measure under IFRS. It may not be comparable to similar measures disclosed by other issuers and is calculated using net debt (capital management measure) and FFO (total of segment measure). The measure is used to assess the ability to repay debt. Information in this document is included by reference; refer to the "Non-GAAP and Other Specified Financial Measures" section of this document.

(8)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

(9)	Dividends % of FFO is a supplementary financial measure that is not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers, calculated as dividends divided by FFO. The ratio is used by management as a metric to assess the cash distributed to shareholders. Reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(10)	Payout and payout % of FFO are a non-GAAP financial measure and a non-GAAP ratio, respectively, that are not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers. Payout is comparable to dividends declared and is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, while the ratio is calculated as payout divided by FFO. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(11)	Operating netback is a non-GAAP financial measure comparable to net earnings and is comprised of sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(12)	Fund flows from operations per boe is a supplementary financial measure that is not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers, calculated as FFO by boe production. Fund flows from operations per boe is used by management to assess the profitability of our business units and Vermilion as a whole. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(13)	Diluted shares outstanding represent the sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan (“LTIP”), based on current estimates of future performance factors and forfeiture rates.

(14)	Acquisitions is a non-GAAP financial measure that is calculated as the sum of acquisitions and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

Vermilion Energy Inc. ■ Page 6 ■ 2023 Third Quarter Report

Message to Shareholders

Production during the third quarter of 2023 averaged 82,727 boe/d(1), which was at the top end of our Q3 2023 guidance range, primarily due to the successful restart of the Wandoo facility in Australia in early September 2023 and the accelerated maintenance turnaround at Corrib, which was completed five days ahead of schedule. We would like to thank all of our staff in Australia and Ireland for the safe and efficient execution of these large scale maintenance programs. Health, Safety and the Environment is our number one priority and we take great pride in these accomplishments. With all production back online, we remain on target to achieve our Q4 2023 guidance range of 86,000 to 89,000 boe/d and full year guidance range of 82,000 to 86,000 boe/d.

We generated $270 million of fund flows from operations ("FFO") in Q3 2023 and invested $126 million of E&D capital, resulting in $144 million of free cash flow ("FCF") - an 80% increase over the prior quarter. This level of FCF allowed us to fund our current asset retirement obligations, lease payments and the base dividend, with the excess FCF allocated to debt reduction and share repurchases. Net debt at the end of Q3 2023 decreased 6% to $1.2 billion, representing a trailing net debt-to-FFO ratio of 1.2 times.

Our Q4 2023 capital program is well underway as we embark on exciting new growth projects in North America and Europe. We broke ground on the Mica Montney BC battery construction in August 2023 and will continue to progress this project over the next several months. This key piece of infrastructure will underpin the future development and growth of our Mica Montney asset. In Germany, we recently commenced drilling on our first of two planned exploration gas wells, which is a natural extension of the successful drilling campaigns we have executed over the past two decades in neighboring Netherlands. With success from our Germany exploration drilling program, we believe our land base of approximately 700,000 net acres can support a multi-year drilling campaign, providing Vermilion with years of organic production growth of high valued European gas. In Croatia, we started site preparation for the gas plant, which is scheduled for start-up in 2024 and will facilitate production from the SA-10 block where we have previous gas discoveries.

We continue to provide our investors with a diversified commodity exposure, of which approximately 20% is European gas. Both prompt and forward European gas prices have stabilized in recent months in the low-$20 per mmbtu range. This is well below the prices seen at this time last year, during the height of the Russian invasion of Ukraine, which prompted the European Union to take the extraordinary measure of levying a windfall tax for 2022 and 2023. To date, there has been no extension of the windfall tax by the EU into 2024, which is in line with the EU’s statement that the measure was exceptional and strictly temporary. Given the stability of European gas prices and a more constructive outlook on European regulatory policy, we have been actively hedging more European gas to support our future investment in this region. We have hedged 38% of our 2024 European gas production at an average floor price of $33 per mmbtu and 20% of our 2025 European gas production at an average floor price of $22 per mmbtu. These hedges enable us to lock in future FFO, providing greater certainty on achieving our near-term debt targets while enhancing our future return of capital to shareholders.

It is an exciting time for Vermilion and its shareholders. We are gaining operational momentum with Australia now back online, Mica BC battery and Croatia gas plant construction underway and spudding of our first Germany gas exploration well. Second, we have direct exposure to premium priced European gas, which remains in extremely tight supply. We are pleased with our current hedge levels and will continue to lock in these strong prices. Third, we are seeing the benefits of the strategic asset high-grade and focus on debt reduction. Vermilion is well positioned to deliver a significant increase in 2024 FCF. With this, we are on track to achieve our debt target in Q1 2024 and intend to increase our return of capital to shareholders.

Q3 2023 Operations Review

North America

Production from our North American operations averaged 56,758 boe/d(1) in Q3 2023, an increase of 5% from the prior quarter primarily due to the strong recovery following fire-related downtime in the Deep Basin and new production from our recent drilling program in the United States.

In the Deep Basin, we drilled two (2.0 net) and completed one (1.0 net) Mannville liquids rich conventional natural gas wells. At Mica we brought on production four (4.0 net) Montney liquids rich shale gas wells drilled on our Alberta lands earlier in the year. Production from these wells allows us to fill existing throughput capacity in Alberta while we focus on expanding infrastructure on our British Columbia lands. In Saskatchewan, we drilled ten (9.3 net), completed nine (8.3 net), and brought on production eight (7.3 net) light and medium crude oil wells.

In the United States, we brought on production five (2.7 net) light and medium crude oil wells in Wyoming, driving a 21% increase in production relative to the prior quarter.

We continue to advance the build-out of our Mica Montney BC asset. We have completed the site preparation and awarded all major contracts for the 16,000 boe/d battery, and the facility modules are currently being fabricated. The majority of construction is scheduled to occur in the first half of 2024 with the battery expected to be operational by mid-2024. With the additional capacity provided by this battery, we are able to move forward with the growth phase of our Mica Montney asset, and plan to drill 11 wells on or offsetting our recent 16-28 BC pad as part of our upcoming winter drilling program.

Vermilion Energy Inc. ■ Page 7 ■ 2023 Third Quarter Report

International

Production from our International operations averaged 25,969 boe/d(1) in Q3 2023, a decrease of 11% from the prior quarter, primarily due to a 30-day planned turnaround at the Corrib facility in Ireland and natural declines, partially offset by the resumption of production in Australia following the restart of the Wandoo facility.

In Australia, we successfully completed the remaining inspection and repair work on our Wandoo facility and restarted production in early September 2023. The wells continue to produce at strong rates with Australia forecasted to contribute approximately 4,000 bbls/d in Q4 2023. In Ireland, we successfully completed the planned major turnaround at Corrib five days ahead of schedule in August 2023. Corrib is forecasted to produce approximately 10,000 boe/d (net to Vermilion) of premium-priced European gas in Q4 2023.

We continued to advance our deep gas exploration and development plans in Germany, and commenced drilling on the first well of our two well winter drilling program in October 2023. In addition, we have started site preparation for the gas plant in Croatia, which is scheduled for start-up in mid-2024 and will facilitate production from the SA-10 block where we have previous gas discoveries.

Outlook and Guidance Update

With the resumption of production at the Wandoo platform in Australia, as well as the successful completion of the planned turnaround at the Corrib facility in Ireland, Q4 2023 volumes are expected to be in the range of 86,000 to 89,000 boe/d. We are maintaining our 2023 annual production guidance of 82,000 to 86,000 boe/d, and expect to maintain similar production levels in 2024 as we focus on building out our Mica Montney infrastructure to support future growth. We increased our 2023 capital expenditure guidance by $20 million to $590 million to accommodate accelerated BC Montney drilling into Q4. This ensures we secure a high performing rig and drill some of the wells before winter which helps reduce costs. In addition, it also gives us production behind pipe to be ready for a potential early start-up of the new BC battery should construction go better than planned. We will provide formal 2024 production and capital expenditure guidance as part of our upcoming budget release.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of our cash flows. In aggregate, as of November 1, 2023, we have 33% of our expected net-of-royalty production hedged for the remainder of 2023. With respect to individual commodity products, we have hedged 45% of our European natural gas production, 38% of our crude oil production, and 16% of our North American natural gas volumes for the remainder of 2023, respectively. Please refer to the Hedging section of our website under Invest With Us for further details using the following link:

https://www.vermilionenergy.com/invest-with-us/hedging.

(Signed “Dion Hatcher”)

Dion Hatcher
President & Chief Executive Officer
November 1, 2023

(1)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

Vermilion Energy Inc. ■ Page 8 ■ 2023 Third Quarter Report

Non-GAAP and Other Specified Financial Measures

This report and other materials released by Vermilion includes financial measures that are not standardized, specified, defined, or determined under IFRS and are therefore considered non-GAAP or other specified financial measures and may not be comparable to similar measures presented by other issuers. These financial measures include:

Total of Segments Measures

Fund flows from operations (FFO): Most directly comparable to net earnings, FFO is comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, windfall taxes, interest expense, realized gain (loss) on derivatives, realized foreign exchange gain (loss), and realized other income (expense). The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.

	Q3 2023		Q3 2022		YTD 2023		YTD 2022
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	475,532	62.92	964,678	127.39	1,499,586	66.57	2,633,701	114.76
Royalties	(32,209)	(4.26)	(82,854)	(10.94)	(146,546)	(6.51)	(237,714)	(10.36)
Transportation	(21,460)	(2.84)	(19,498)	(2.57)	(66,415)	(2.95)	(56,920)	(2.48)
Operating	(122,870)	(16.26)	(125,987)	(16.64)	(396,444)	(17.60)	(352,787)	(15.37)
General and administration	(20,959)	(2.77)	(14,422)	(1.90)	(60,906)	(2.70)	(44,333)	(1.93)
Corporate income tax expense	(31,368)	(4.15)	(51,022)	(6.74)	(72,558)	(3.22)	(166,195)	(7.24)
Windfall taxes	(21,953)	(2.90)	-	-	(78,177)	(3.47)	-	-
PRRT	-	-	(4,545)	(0.60)	-	-	(13,273)	(0.58)
Interest expense	(20,218)	(2.68)	(24,455)	(3.23)	(62,303)	(2.77)	(60,352)	(2.63)
Realized gain (loss) on derivatives	73,625	9.74	(137,953)	(18.22)	155,628	6.91	(361,954)	(15.77)
Realized foreign exchange gain (loss)	2,089	0.28	(2,103)	(0.28)	997	0.04	(3,650)	(0.16)
Realized other (expense) income	(9,991)	(1.32)	6,037	0.80	(2,368)	(0.11)	14,122	0.62
Fund flows from operations	270,218	35.76	507,876	67.07	770,494	34.19	1,350,645	58.86
Equity based compensation	(6,362)		(6,145)		(34,885)		(39,013)
Unrealized (loss) gain on derivative instruments (1)	(65,294)		43,844		38,581		(8,892)
Unrealized foreign exchange (loss) gain (1)	(12,042)		(44,929)		7,604		(37,059)
Accretion	(20,068)		(14,285)		(58,718)		(41,669)
Depletion and depreciation	(151,087)		(130,205)		(453,607)		(405,208)
Deferred tax recovery (expense)	42,489		(84,570)		79,435		(91,974)
Gain on business combination	-		-		445,094		-
Loss on disposition	-		-		(226,828)		-
Impairment reversal	-		-		-		192,094
Unrealized other expense	(545)		(507)		(1,621)		(1,270)
Net earnings	57,309		271,079		565,549		917,654
(1)	Unrealized (loss) gain on derivative instruments, Unrealized foreign exchange (loss) gain, and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Non-GAAP Financial Measures and Non-GAAP Ratios

Free cash flow (FCF): Most directly comparable to cash flows from operating activities, FCF is comprised of fund flows from operations less drilling and development costs and exploration and evaluation costs. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures.

Vermilion Energy Inc. ■ Page 9 ■ 2023 Third Quarter Report

($M)	Q3 2023	Q3 2022	2023	2022
Cash flows from operating activities	118,436	447,608	680,697	1,319,025
Changes in non-cash operating working capital	138,200	49,882	61,768	10,614
Asset retirement obligations settled	13,582	10,386	28,029	21,006
Fund flows from operations	270,218	507,876	770,494	1,350,645
Drilling and development	(119,404)	(177,878)	(436,802)	(370,207)
Exploration and evaluation	(6,235)	(6,137)	(10,502)	(12,305)
Free cash flow	144,579	323,861	323,190	968,133

Adjusted working capital: Defined as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used to calculate net debt, a capital measure disclosed above.

	As at
($M)	Sep 30, 2023	Dec 31, 2022
Current assets	657,251	714,446
Current derivative asset	(265,048)	(162,843)
Current liabilities	(733,430)	(892,045)
Current lease liability	21,214	19,486
Current derivative liability	43,996	55,845
Adjusted working capital	(276,017)	(265,111)

Capital expenditures: Calculated as the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows and most directly comparable to cash flows used in investing activities. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital.

($M)	Q3 2023	Q3 2022	2023	2022
Drilling and development	119,404	177,878	436,802	370,207
Exploration and evaluation	6,235	6,137	10,502	12,305
Capital expenditures	125,639	184,015	447,304	382,512

Operating netback: Most directly comparable to net earnings and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Payout and payout % of FFO: A non-GAAP financial measure and non-GAAP ratio respectively most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled. The measure is used to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. The reconciliation of the measure to primary financial statement measure can be found below. Management uses payout and payout as a percentage of FFO (also referred to as the payout or sustainability ratio).

($M)	Q3 2023	Q3 2022	2023	2022
Dividends Declared	16,367	13,031	49,023	32,711
Drilling and development	119,404	177,878	436,802	370,207
Exploration and evaluation	6,235	6,137	10,502	12,305
Asset retirement obligations settled	13,582	10,386	28,029	21,006
Payout	155,588	207,432	524,356	436,229
% of fund flows from operations	58%	41%	68%	32%

Acquisitions: The sum of acquisitions and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. We believe that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. A reconciliation to the acquisitions line items in the Consolidated Statements of Cash Flows can be found below.

Vermilion Energy Inc. ■ Page 10 ■ 2023 Third Quarter Report

($M)	Q3 2023	Q3 2022	2023	2022
Acquisitions, net of cash acquired	3,191	2,203	139,612	506,715
Acquisition of securities	2,047	4,017	4,155	22,318
Acquired working capital deficit	-	-	103,527	6,122
Acquisitions	5,238	6,220	247,294	535,155

Capital Management Measure

Net debt: Is in accordance with IAS 1 "Presentation of Financial Statements" and is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations.

	As at
($M)	Sep 30, 2023	Dec 31, 2022
Long-term debt	966,505	1,081,351
Adjusted working capital	276,017	265,111
Unrealized FX on swapped USD borrowings	-	(1,876)
Net debt	1,242,522	1,344,586

Ratio of net debt to four quarter trailing fund flows from operations	1.2	0.8

Supplementary Financial Measures

Net debt to four quarter trailing fund flows from operations: Calculated as net debt (capital management measure) over the FFO (total of segments measure) from the preceding four quarters. The measure is used to assess the ability to repay debt.

Dividends % of FFO: Calculated as dividends declared divided by FFO (total of segments measure). The measure is used by management as a metric to assess the cash distributed to shareholders.

Fund flows from operations per boe: Calculated as FFO (total of segments measure) by boe production. Fund flows from operations per boe is used by management to assess the profitability of our business units and Vermilion as a whole.

Vermilion Energy Inc. ■ Page 11 ■ 2023 Third Quarter Report

Management's Discussion and Analysis

The following is Management’s Discussion and Analysis (“MD&A”), dated November 1, 2023, of Vermilion Energy Inc.’s (“Vermilion”, “we”, “our”, “us” or the “Company”) operating and financial results as at and for the three and nine months ended September 30, 2023 compared with the corresponding periods in the prior year.

This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2023 and the audited consolidated financial statements for the years ended December 31, 2022 and 2021, together with the accompanying notes. Additional information relating to Vermilion, including its Annual Information Form, is available on SEDAR+ at www.sedarplus.ca or on Vermilion’s website at www.vermilionenergy.com.

The unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2023 and comparative information have been prepared in Canadian dollars, except where another currency has been indicated, and in accordance with IAS 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board ("IASB").

This MD&A includes references to certain financial and performance measures which do not have standardized meanings prescribed by International Financial Reporting Standards ("IFRS"). These measures include:

•	Fund flows from operations: Fund flows from operations (FFO) is a total of segments measure most directly comparable to net earnings and is comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, EU solidarity contribution (referred to throughout this report as "windfall taxes" or "windfall royalties"), interest expense, realized gain (loss) on derivatives, realized foreign exchange gain (loss), and realized other income (expense). The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. A reconciliation to Net Earnings can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A.
•	Free cash flow: Free cash flow (FCF) is a non-GAAP financial measure most directly comparable to Cash flows used in investing activities and is comprised of FFO less drilling and development costs and exploration and evaluation costs. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. A reconciliation to Cash flows used in investing activities can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A.
•	Net debt: Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" and is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations. Net debt excludes lease obligations which are secured by a corresponding right-of-use asset. A reconciliation to long-term debt can be found within the "Financial Position Review" section of this MD&A.
•	Operating Netbacks: Operating Netbacks is a non-GAAP financial measure most directly comparable to net earnings and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations. A reconciliation to the primary financial statement measures can be found within "Supplemental Table 1: Netbacks" of this MD&A.
•	Fund flows from operations per boe: Fund flows from operations per boe includes general and administration expense. Fund flows from operations netback is used by management to assess the profitability of our business units and Vermilion as a whole. A reconciliation to the primary financial statement measures can be found within "Supplemental Table 1: Netbacks" of this MD&A.

In addition, this MD&A includes references to certain financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures. These non-GAAP financial measures may not be comparable to similar financial measures presented by other issuers. For a full description of these non-GAAP financial measures and a reconciliation of these measures to their most directly comparable GAAP measures, please refer to the “Non-GAAP and Other Specified Financial Measures” section of this MD&A.

Product Type Disclosure

Under National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities", disclosure of production volumes should include segmentation by product type as defined in the instrument. In this report, references to "crude oil" and "light and medium crude oil" mean "light crude oil and medium crude oil" and references to "natural gas" mean "conventional natural gas".

In addition, in Supplemental Table 4 "Production", Vermilion provides a reconciliation from total production volumes to product type and also a reconciliation of "crude oil and condensate" and "NGLs" to the product types "light crude oil and medium crude oil" and "natural gas liquids".

Production volumes reported are based on quantities as measured at the first point of sale.

Vermilion Energy Inc. ■ Page 12 ■ 2023 Third Quarter Report

Guidance

On January 6, 2023, we released our 2023 capital budget and associated production guidance, which incorporated the March 31, 2023 close date of the acquisition of an incremental 36.5% interest in the Corrib Natural Gas Project (“Corrib”) in Ireland. On March 8, 2023, we decreased annual production guidance to 82,000 to 86,000 boe/d to reflect the southeast Saskatchewan asset sale and unplanned downtime in Australia, and decreased operating expense guidance to reflect the southeast Saskatchewan asset sale and lower European gas prices. On May 3, 2023, we updated royalty rate guidance to include Netherlands windfall royalties, which were previously included in windfall tax guidance, and provided revisions to 2023 guidance items to reflect the assumptions used in management's most recent forecast. On November 1, 2023, we increased capital expenditure guidance by $20 million primarily due to the acceleration of some Montney development as a result of the timely receipt of permits, and revised other 2023 guidance items to reflect the assumptions used in management's most recent forecast. The Company’s guidance for 2023 is as follows:

Category	Prior (1)	Current (1)
Production (boe/d)	82,000 - 86,000	82,000 - 86,000
E&D capital expenditures ($MM)	570	590
Royalty rate, including windfall royalties (% of sales) (2)	12 - 14%	10 - 12%
Operating ($/boe)	$16.50 - 17.50	$16.50 - 17.50
Transportation ($/boe)	$2.75 - 3.25	$2.75 - 3.25
General and administration ($/boe)	$2.00 - 2.50	$2.00 - 2.50
Cash taxes (% of pre-tax FFO)	6 - 8%	6 - 8%
Windfall tax, excluding windfall royalties (% of pre-tax FFO) (3)	9 - 11%	8 - 10%
(1)	Current 2023 guidance reflects foreign exchange assumptions of CAD/USD 1.35, CAD/EUR 1.46, and CAD/AUD 0.89. Prior 2023 guidance reflects foreign exchange assumptions of CAD/USD 1.33, CAD/EUR 1.46, and CAD/AUD 0.90.
(2)	Royalty rate guidance includes the temporary windfall royalty that was enacted by the Netherlands in the fourth quarter of 2022. This royalty applies to 2023 and 2024 and, for natural gas sales, is calculated as 65% of the excess of the realized price for a subject year versus the threshold price of #eu#0.50/Nm3 (#eu#13.40/mcf). This royalty is deductible against current income taxes.
(3)	Windfall tax guidance is based on forward prices as at October 23, 2023, and incorporates windfall taxes as legislated in EU member states in which Vermilion does business. Windfall royalties in the Netherlands are excluded from windfall tax guidance, and have been included in royalty rate guidance, above.

Vermilion Energy Inc. ■ Page 13 ■ 2023 Third Quarter Report

Vermilion's Business

Vermilion is a Calgary, Alberta-based international oil and gas producer focused on the acquisition, exploration, development, and optimization of producing properties in North America, Europe, and Australia. We manage our business through our Calgary head office and our international business unit offices.

YTD 2023 production of 82,849 boe/d

International: 31%
North America: 69%

YTD 2023 capital expenditures of $447.3MM

International: 28%
North America: 72%

YTD 2023 fund flows from operations of $770.5MM

International: 48%
North America: 52%

Vermilion Energy Inc. ■ Page 14 ■ 2023 Third Quarter Report

Consolidated Results Overview

	Q3 2023	Q3 2022	Q3/23 vs. Q3/22	YTD 2023	YTD 2022	2023 vs. 2022
Production (1)
Crude oil and condensate (bbls/d)	31,417	37,315	(16)%	31,407	37,064	(15)%
NGLs (bbls/d)	7,344	7,901	(7)%	7,261	8,117	(11)%
Natural gas (mmcf/d)	263.80	234.12	13%	265.09	239.51	11%
Total (boe/d)	82,727	84,237	(2)%	82,849	85,099	(3)%
Build in inventory (mbbls)	52	176		73	282
Financial metrics
Fund flows from operations ($M) (2)	270,218	507,876	(47)%	770,494	1,350,645	(43)%
Per share ($/basic share)	1.65	3.10	(47)%	4.70	8.25	(43)%
Net earnings ($M)	57,309	271,079	(79)%	565,549	917,654	(38)%
Per share ($/basic share)	0.35	1.65	(79)%	3.45	5.61	(39)%
Cash flows from operating activities ($M)	118,436	447,608	(74)%	680,697	1,319,025	(48)%
Free cash flow ($M) (3)	144,579	323,861	(55)%	323,190	968,133	(67)%
Long-term debt ($M)	966,505	1,409,507	(31)%	966,505	1,409,507	(31)%
Net debt ($M) (4)	1,242,522	1,412,052	(12)%	1,242,522	1,412,052	(12)%
Activity
Capital expenditures ($M) (5)	125,639	184,015	(32)%	447,304	382,512	17%
Acquisitions ($M) (6)	5,238	6,220		247,294	535,155
Dispositions ($M)	-	-		182,152	-
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.
(2)	Fund flows from operations (FFO) and FFO per share are a total of segments measure and supplementary financial measure respectively most directly comparable to net earnings and net earnings per share, respectively. The measures do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. FFO is comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, windfall taxes, interest expense, and realized loss (gain) on derivatives, plus realized gain (loss) on foreign exchange and realized other income (expense). The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. A reconciliation to the primary financial statement measures can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A.
(3)	Free cash flow (FCF) is a non-GAAP financial measure most directly comparable to cash flows from operating activities; it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. FCF is comprised of fund flows from operations less drilling and development costs and exploration and evaluation costs. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. A reconciliation to primary financial statement measures can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A.
(4)	Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" and is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations. Net debt excludes lease obligations which are secured by a corresponding right-of-use asset. A reconciliation to the primary financial statement measures can be found within the "Financial Position Review" section of this MD&A.
(5)	Capital expenditures is a non-GAAP financial measure that does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The measure is calculated as the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. A reconciliation to the primary financial statement measures can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A.
(6)	Acquisitions is a non-GAAP financial measure that does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The measure is calculated as the sum of acquisitions, net of cash and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. We believe that including these components provides a useful measure of the economic investment associated with our acquisition activity. A reconciliation to the acquisitions line item in the Consolidated Statements of Cash Flows can be found in "Supplemental Table 3: Capital Expenditures and Acquisitions" section of this MD&A.

Vermilion Energy Inc. ■ Page 15 ■ 2023 Third Quarter Report

Financial performance review

Q3 2023 vs. Q3 2022

•	We recorded net earnings of $57.3 million ($0.35/basic share) for Q3 2023 compared to $271.1 million ($1.65/basic share) in Q3 2022. The decrease in net earnings was primarily due to lower fund flows from operations primarily driven by a 51% decrease in realized commodity prices coupled with decreased production due to downtime in Australia, and a change in the position of unrealized derivatives. This was partially offset by lower deferred income taxes due to lower taxable income in the current period.

Vermilion Energy Inc. ■ Page 16 ■ 2023 Third Quarter Report

•	We generated cash flows from operating activities of $118.4 million in Q3 2023 compared to $447.6 million in Q3 2022 and fund flows from operations of $270.2 million in Q3 2023 compared to $507.9 million in Q3 2022. The decreases in cash flows from operating activities and fund flows from operations were primarily driven by lower commodity prices, and lower production primarily due to downtime in Australia. This was partially offset by lower royalties driven by lower commodity prices and a true-up of prior period royalties in Netherlands.

2023 vs. 2022

Vermilion Energy Inc. ■ Page 17 ■ 2023 Third Quarter Report

•	For the nine months ended September 30, 2023, we recorded net earnings of $565.5 million compared to $917.7 million for the comparable period in 2022. The decrease in net earnings was primarily due to a decrease in FFO driven by lower commodity prices and lower production, the loss recognized on the sale of our southeast Saskatchewan assets in Q1 2023, and non-recurring impairment reversals recorded in 2022 of $144.4 million (net of $47.7 million deferred income tax expense). This was partially offset by the gain recognized on the Corrib acquisition.

Cash flows from operating activities and funds flow from operations decreased on lower commodity prices

$MM
1,400
1,200
1,000
800
600
$1,350.6
$1,319.0
$106.9
$38.0
$(477.2)
$(139.4)
$(78.2)
$(30.2)
$770.5
$680.7
2022 - FFO
Taxes
Royalties, transportation, operating expense
Pricing net of derivatives
Sales volume
Windfall taxes
Other
2023 - FFO

"Pricing net of derivatives" contains pricing variance on sales volumes (WTI, AECO, Dated Brent & TTF and NBP) and realized derivatives. "Sales volume" is the sum of sales volume variance in all regions. "Other" contains general and administration, interest, realized foreign exchange, and other realized income.

Cash flows from operating activities

•	For the nine months ended September 30, 2023 as compared to 2022, cash flows from operating activities decreased by $638.3 million to $680.7 million and fund flows from operations decreased by $580.2 million to $770.5 million. The decrease in fund flows from operations was primarily driven by a 42% decrease in our consolidated realized price from $114.76/boe to $66.58/boe, and a decrease in sales volumes primarily driven by the Australian Wandoo platform being shut down for maintenance. Tax expenses decreased due to the aforementioned change in funds flow from operations, while windfall tax increases were the result of 2022 full year estimates being recognized in Q4 2022.

Production review

Q3 2023 vs. Q3 2022

•	Consolidated average production of 82,727 boe/d in Q3 2023 decreased slightly compared to Q3 2022 production of 84,237 boe/d. Production decreased primarily due to the Q1 2023 sale of non-core assets in southeast Saskatchewan, and extended maintenance downtime in Australia. This was partially offset by increased production in Ireland due to the acquisition of an additional 36.5% interest in the Corrib Natural Gas Project and in the United States due to our recent drilling program.

YTD 2023 vs. YTD 2022

•	Consolidated average production of 82,849 boe/d in the nine months ended September 30, 2023 decreased compared to the prior year comparative period production of 85,099 boe/d. Production decreased primarily due to unplanned downtime in Australia partially offset by increased production in Ireland due to the acquisition of an additional 36.5% interest in the Corrib Natural Gas Project. Production in Canada was relatively flat as growth in the Mica Montney assets offset unplanned downtime due to wildfires in the Deep Basin and the sale of non-core assets in southeast Saskatchewan.

Vermilion Energy Inc. ■ Page 18 ■ 2023 Third Quarter Report

Activity review
•	For the three months ended September 30, 2023, capital expenditures of $125.6 million were invested.
•	In our North America core region, we invested capital expenditures of $69.7 million. In Canada, capital expenditures totaled $59.1 million as we drilled two (2.0 net) in the Deep Basin and completed one (1.0 net) Mannville liquids rich conventional natural gas well. At Mica we brought on production four (4.0 net) Montney liquids rich shale gas wells drilled on our Alberta lands earlier in the year. In Saskatchewan, we drilled ten (9.3 net), completed nine (8.3 net), and brought on production eight (7.3 net) light and medium crude oil wells. In the United States, $10.6 million was incurred as we brought on production five (2.7 net) light and medium crude oil wells in Wyoming.
•	In our International core region, capital expenditures of $55.9 million were invested during Q3 2023. In the Netherlands and France, we invested $17.2 million and $14.1 million, respectively, primarily on facilities and subsurface maintenance activities. In Germany, we invested $10.6 million as we advanced our deep gas exploration and development plans and commenced drilling activities. In Ireland, $7.0 million was invested on the completion of the planned major turnaround at Corrib. In Australia, $6.1 million was invested as we completed the remaining inspection and repair work on our Wandoo facility and restarted production in early September 2023.

Financial sustainability review

Free cash flow

•	Free cash flow of $323.2 million decreased by $644.9 million for the nine months ended September 30, 2023 compared to the prior year period which was primarily driven by decreased fund flows from operations on lower pricing, lower production, the retroactive introduction of windfall taxes in late 2022, and higher expenditures on drilling and development activities.

Long-term debt and net debt

•	Long-term debt decreased to $1.0 billion as at September 30, 2023 from $1.1 billion as at December 31, 2022 primarily as a result of revolving credit facility repayments of $113.7 million.
•	As at September 30, 2023, net debt remained relatively flat at $1.2 billion (December 31, 2022 - $1.3 billion), primarily as a result of acquisition activities driven by the purchase of an additional 36.5% working interest in our operated Corrib project for $192.4 million (net of cash and working capital deficit acquired) and offset by revolving credit facility repayments of $113.7 million, funded by the disposition of our southeast Saskatchewan assets for $182.2 million, and $323.2 million of free cash flow generated during the year.
•	The ratio of net debt to four quarter trailing fund flows from operations(1) increased to 1.2 as at September 30, 2023 (December 31, 2022 - 0.8) primarily due to lower four quarter trailing fund flows from operations on lower prices.

(1)	Net debt to four quarter trailing fund flows from operations is a supplementary financial measure that does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. It is calculated as net debt (capital measure) over the FFO from the preceding four quarters (total of segments measure). The measure is used to assess our ability to repay debt.

Vermilion Energy Inc. ■ Page 19 ■ 2023 Third Quarter Report

Benchmark Commodity Prices

	Q3 2023	Q3 2022	Q3/23 vs. Q3/22	YTD 2023	YTD 2022	2023 vs. 2022
Crude oil
WTI ($/bbl)	110.33	119.59	(8)%	104.15	125.83	(17)%
WTI (US $/bbl)	82.26	91.56	(10)%	77.40	98.09	(21)%
Edmonton Sweet index ($/bbl)	107.84	116.92	(8)%	100.62	123.47	(19)%
Edmonton Sweet index (US $/bbl)	80.41	89.52	(10)%	74.77	96.25	(22)%
Saskatchewan LSB index ($/bbl)	106.65	115.02	(7)%	98.25	122.01	(19)%
Saskatchewan LSB index (US $/bbl)	79.52	88.06	(10)%	73.02	95.11	(23)%
Canadian C5+ Condensate index ($/bbl)	104.56	113.75	(8)%	103.23	124.65	(17)%
Canadian C5+ Condensate index (US $/bbl)	77.96	87.09	(10)%	76.72	97.17	(21)%
Dated Brent ($/bbl)	116.35	131.72	(12)%	110.53	135.14	(18)%
Dated Brent (US $/bbl)	86.76	100.85	(14)%	82.14	105.35	(22)%
Natural gas
North America
AECO 5A ($/mcf)	2.61	4.16	(37)%	2.76	5.38	(49)%
Henry Hub ($/mcf)	3.42	10.72	(68)%	3.62	8.72	(58)%
Henry Hub (US $/mcf)	2.55	8.21	(69)%	2.69	6.80	(60)%
Europe(1)
NBP Day Ahead ($/mmbtu)	13.88	42.28	(67)%	16.61	33.65	(51)%
NBP Month Ahead ($/mmbtu)	13.54	53.91	(75)%	20.36	40.76	(50)%
NBP Day Ahead (#eu#/mmbtu)	9.51	32.18	(70)%	11.40	24.67	(54)%
NBP Month Ahead (#eu#/mmbtu)	9.28	41.02	(77)%	13.97	29.88	(53)%
TTF Day Ahead ($/mmbtu)	14.11	75.56	(81)%	17.39	51.64	(66)%
TTF Month Ahead ($/mmbtu)	13.74	77.79	(82)%	21.19	53.46	(60)%
TTF Day Ahead (#eu#/mmbtu)	9.67	57.50	(83)%	11.93	37.85	(68)%
TTF Month Ahead (#eu#/mmbtu)	9.42	59.20	(84)%	14.54	39.18	(63)%
Average exchange rates
CDN $/US $	1.34	1.31	2%	1.35	1.28	5%
CDN $/Euro	1.46	1.31	11%	1.46	1.36	7%
Realized prices
Crude oil and condensate ($/bbl)	106.94	123.02	(13)%	100.64	127.34	(21)%
NGLs ($/bbl)	27.77	44.64	(38)%	30.89	47.82	(35)%
Natural gas ($/mcf)	6.32	24.68	(74)%	8.08	19.50	(59)%
Total ($/boe)	62.92	127.39	(51)%	66.58	114.76	(42)%
(1)	NBP and TTF pricing can occur on a day-ahead ("DA") or month-ahead ("MA") basis. DA prices in a period reflect the average current day settled price on the next days' delivery and MA prices in a period represent daily one month futures contract prices which are determined at the end of each month. In a rising price environment, the DA price will tend to be greater than the MA price and vice versa. Natural gas in the Netherlands and Germany is benchmarked to the TTF and production is generally equally split between DA and MA contracts. Natural gas in Ireland is benchmarked to the NBP and is sold on DA contracts.

As an internationally diversified producer, we are exposed to a range of commodity prices. In our North America core region, our crude oil is sold at benchmarks linked to WTI (including the Edmonton Sweet index, the Saskatchewan LSB index, and the Canadian C5+ index) and our natural gas is sold at benchmarks linked to the AECO index (in Canada) or the Henry Hub ("HH") index (in the United States). In our International core region, our crude oil is sold with reference to Dated Brent and our natural gas is sold with reference to NBP, TTF, or indices highly correlated to TTF.

Vermilion Energy Inc. ■ Page 20 ■ 2023 Third Quarter Report

•	Crude oil prices decreased in Q3 2023 relative to Q3 2022, although seasonal demand improved prices for the current year, overall supply loss risks and elevated geopolitical concerns moderated compared to 2022. Canadian dollar WTI and Brent prices decreased by 8% and 12% respectively in Q3 2023 relative to Q3 2022.
•	In Canadian dollar terms, year-over-year, the Edmonton Sweet differential narrowed by $0.18/bbl to a discount of $2.49/bbl against WTI, and the Saskatchewan LSB differential narrowed by $0.89/bbl to a discount of $3.68/bbl against WTI.
•	Approximately 33% of Vermilion’s Q3 2023 crude oil and condensate production was priced at the Dated Brent index, which averaged a premium to WTI of US$4.50/bbl, while the remainder of our crude oil and condensate production was priced at the Saskatchewan LSB, Canadian C5+, Edmonton Sweet, and WTI indices.

•	In Canadian dollar terms, year-over-year, prices for European natural gas linked to NBP and TTF decreased by 67% and 81% respectively on a day-ahead basis. On a month ahead basis, NBP and TTF decreased by 75% and 82% respectively. Prices declined in response to lower demand in Europe, higher LNG import volumes and high storage levels. While prices are off their Q3 2022 highs, they remained elevated compared to historical trends due to lost Russian pipeline supply, global LNG imports competitiveness, and weather related risk premiums.
•	Year-over-year natural gas prices in Canadian dollar terms at NYMEX HH, and AECO decreased by 68% and 37% respectively. NYMEX HH prices decreased from last year’s historically high levels but still traded at relatively strong levels due to record heat in parts of the US this past summer. AECO basis narrowed on a year-over-year basis.
•	For Q3 2023, average European natural gas prices represented a $11.21/mcf premium to AECO. Approximately 35% of our natural gas production in Q3 2023 benefited from this premium European pricing.
Vermilion Energy Inc. ■ Page 21 ■ 2023 Third Quarter Report

•	For the three months ended September 30, 2023, the Canadian Dollar weakened 11% against the Euro compared to Q3 2022.
•	For the three months ended September 30, 2023, the Canadian Dollar weakened 2% against the US Dollar compared to Q3 2022.

Vermilion Energy Inc. ■ Page 22 ■ 2023 Third Quarter Report

North America

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Production (1)
Crude oil and condensate (bbls/d)	20,883	23,898	21,619	24,091
NGLs (bbls/d)	7,344	7,901	7,261	8,117
Natural gas (mmcf/d)	171.19	152.07	168.42	150.30
Total production volume (boe/d)	56,758	57,142	56,951	57,259
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.

	Q3 2023		Q3 2022		YTD 2023		YTD 2022
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	257,248	49.26	374,533	71.24	775,580	49.88	1,150,222	73.58
Royalties	(40,489)	(7.75)	(66,149)	(12.58)	(108,812)	(7.00)	(189,487)	(12.12)
Transportation	(10,878)	(2.08)	(11,372)	(2.16)	(31,763)	(2.04)	(32,453)	(2.08)
Operating	(63,138)	(12.09)	(73,583)	(14.00)	(199,473)	(12.83)	(195,577)	(12.51)
General and administration (1)	(3,748)	(0.72)	(6,696)	(1.27)	(8,605)	(0.55)	(21,164)	(1.35)
Corporate income tax expense (1)	(35)	(0.01)	(154)	(0.03)	(1,184)	(0.08)	(299)	(0.02)
Fund flows from operations	138,960	26.61	216,579	41.20	425,743	27.38	711,242	45.50
Drilling and development	(69,703)		(112,238)		(321,496)		(224,664)
Free cash flow	69,257		104,341		104,247		486,578
(1)	Includes amounts from Corporate segment.

Production from our North American operations averaged 56,758 boe/d in Q3 2023, an increase of 5% from the prior quarter primarily due to the strong recovery following fire-related downtime in the Deep Basin and new production from our recent drilling program in the United States.

In the Deep Basin, we drilled two (2.0 net) and completed one (1.0 net) Mannville liquids rich conventional natural gas wells. At Mica we brought on production four (4.0 net) Montney liquids rich shale gas wells drilled on our Alberta lands earlier in the year. Production from these wells allows us to fill existing throughput capacity in Alberta while we focus on expanding infrastructure on our British Columbia lands. In Saskatchewan, we drilled ten (9.3 net), completed nine (8.3 net), and brought on production eight (7.3 net) light and medium crude oil wells.

In the United States, we brought on production five (2.7 net) light and medium crude oil wells in Wyoming, driving a 21% increase in production relative to the prior quarter.

Sales

	Q3 2023		Q3 2022		YTD 2023		YTD 2022
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Canada	209,403	45.52	332,918	69.48	661,289	47.36	1,028,387	72.10
United States	47,845	77.03	41,615	89.36	114,291	72.07	121,835	89.00
North America	257,248	49.26	374,533	71.24	775,580	49.88	1,150,222	73.58

Sales in North America decreased for the three and nine months ended September 30, 2023 versus the comparable prior year periods due to lower realized prices and a decrease in production.

Vermilion Energy Inc. ■ Page 23 ■ 2023 Third Quarter Report

Royalties

	Q3 2023		Q3 2022		YTD 2023		YTD 2022
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Canada	(26,856)	(5.84)	(54,919)	(11.46)	(77,752)	(5.57)	(157,258)	(11.03)
United States	(13,633)	(21.95)	(11,230)	(24.11)	(31,060)	(19.59)	(32,229)	(23.54)
North America	(40,489)	(7.75)	(66,149)	(12.58)	(108,812)	(7.00)	(189,487)	(12.12)

Royalties in North America decreased on a dollar and per unit basis for the three and nine months ended September 30, 2023 versus the comparable prior year periods primarily due to decreased sliding scale royalties on lower commodity prices. Royalties as a percentage of sales for the three and nine months ended September 30, 2023 were 15.7% and 14.0% respectively, compared to the prior year comparative period of 17.7%. and 16.5% respectively and was the result of decreased sliding scale royalties.

Transportation

	Q3 2023		Q3 2022		YTD 2023		YTD 2022
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Canada	(10,709)	(2.33)	(11,299)	(2.36)	(31,462)	(2.25)	(31,930)	(2.24)
United States	(169)	(0.27)	(73)	(0.16)	(301)	(0.19)	(523)	(0.38)
North America	(10,878)	(2.08)	(11,372)	(2.16)	(31,763)	(2.04)	(32,453)	(2.08)

Transportation expense in North America remained relatively flat on a dollar and per boe basis for the three and nine months ended September 30, 2023 versus the comparable prior periods.

Operating expense

	Q3 2023		Q3 2022		YTD 2023		YTD 2022
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Canada	(59,191)	(12.87)	(66,245)	(13.83)	(182,288)	(13.06)	(177,594)	(12.45)
United States	(3,947)	(6.35)	(7,338)	(15.76)	(17,185)	(10.84)	(17,983)	(13.14)
North America	(63,138)	(12.09)	(73,583)	(14.00)	(199,473)	(12.83)	(195,577)	(12.51)

Operating expenses in North America decreased on a dollar and per boe basis for the three months ended September 30, 2023 compared to the prior year period primarily due to a decrease in maintenance, lower fuel and electricity costs, and lower headcount following the disposition of assets in Saskatchewan in Q1 2023. For the nine months ended September 30, 2023 operating expenses increased on a dollar and per boe basis versus the comparable prior year period primarily as a result of an increase in maintenance activities and inflationary pressures, partially offset by lower fuel and electricity prices.

Vermilion Energy Inc. ■ Page 24 ■ 2023 Third Quarter Report

International

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Production (1)
Crude oil and condensate (bbls/d)	10,534	13,419	9,787	12,973
Natural gas (mmcf/d)	92.61	82.05	96.67	89.21
Total production volume (boe/d)	25,969	27,095	25,899	27,840
Total sales volume (boe/d)	25,386	25,169	25,565	26,807
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.

	Q3 2023		Q3 2022		YTD 2023		YTD 2022
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	218,284	93.46	590,145	254.86	724,006	103.74	1,483,479	202.71
Royalties	8,280	3.55	(16,705)	(7.21)	(37,734)	(5.41)	(48,227)	(6.59)
Transportation	(10,582)	(4.53)	(8,126)	(3.51)	(34,652)	(4.96)	(24,467)	(3.34)
Operating	(59,732)	(25.58)	(52,404)	(22.63)	(196,971)	(28.22)	(157,210)	(21.48)
General and administration	(17,211)	(7.37)	(7,726)	(3.34)	(52,301)	(7.49)	(23,169)	(3.17)
Corporate income tax expense	(31,333)	(13.42)	(50,868)	(21.97)	(71,374)	(10.23)	(165,896)	(22.67)
PRRT	-	-	(4,545)	(1.96)	-	-	(13,273)	(1.81)
Fund flows from operations	107,706	46.11	449,771	194.24	330,974	47.43	1,051,237	143.65
Drilling and development	(49,701)		(65,640)		(115,306)		(145,543)
Exploration and evaluation	(6,235)		(6,137)		(10,502)		(12,305)
Free cash flow	51,770		377,994		205,166		893,389

Production from our International operations averaged 25,969 boe/d in Q3 2023, a decrease of 11% from the prior quarter, primarily due to a 30-day planned turnaround at the Corrib facility in Ireland and natural declines, partially offset by the resumption of production in Australia following the restart of the Wandoo facility.

In Australia, we successfully completed the remaining inspection and repair work on our Wandoo facility and restarted production in early September 2023. The wells continue to produce at strong rates and Australia is forecasted to produce approximately 4,000 bbls/d in Q4 2023. In Ireland, we successfully completed the planned major turnaround at Corrib five days ahead of schedule in August 2023. Corrib is forecasted to produce approximately 10,000 boe/d (net to Vermilion) of premium-priced European gas in Q4 2023.

We continued to advance our deep gas exploration and development plans in Germany, and commenced drilling on the first well of our two well winter drilling program in October 2023. In addition, we have started site preparation for the gas plant in Croatia, which is scheduled for start-up in mid-2024.

Sales

	Q3 2023		Q3 2022		YTD 2023		YTD 2022
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Australia	-	-	39,220	155.29	-	-	125,767	155.05
France	88,970	115.36	90,825	135.49	233,154	107.18	287,521	137.00
Netherlands	27,856	74.00	185,296	408.30	135,193	109.30	443,189	279.36
Germany	37,606	83.24	168,812	315.78	151,331	106.29	360,249	236.15
Ireland	63,798	86.76	102,286	259.18	201,974	94.92	259,592	204.06
Central and Eastern Europe	54	73.37	3,706	387.33	2,354	156.78	7,161	294.73
International	218,284	93.46	590,145	254.86	724,006	103.74	1,483,479	202.71

As a result of changes in inventory levels, our sales volumes for crude oil in Australia, France, and Germany may differ from our production volumes in those business units. The following table provides the crude oil sales volumes (consisting entirely of "light crude oil and medium crude oil") for those jurisdictions.

Vermilion Energy Inc. ■ Page 25 ■ 2023 Third Quarter Report

Crude oil sales volumes (bbls/d)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Australia	-	2,745	-	2,971
France	8,383	7,286	7,968	7,688
Germany	1,528	1,388	1,429	1,208
International	9,911	11,419	9,397	11,867

Sales decreased on a dollar and per unit basis for the three and nine months ended September 30, 2023 versus the prior year comparable periods due to lower realized prices across all business units combined with lower sales volumes.

Royalties

	Q3 2023		Q3 2022		YTD 2023		YTD 2022
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
France	(12,351)	(16.01)	(10,402)	(15.52)	(30,275)	(13.92)	(31,059)	(14.80)
Netherlands	20,607	54.75	-	-	(875)	(0.71)	-	-
Germany	142	0.32	(4,713)	(8.82)	(5,257)	(3.69)	(14,829)	(9.72)
Central and Eastern Europe	(118)	(160.33)	(1,590)	(166.18)	(1,327)	(88.38)	(2,339)	(96.27)
International	8,280	3.55	(16,705)	(7.21)	(37,734)	(5.41)	(48,227)	(6.59)

Royalties in our International core region are primarily incurred in France, Germany and the Netherlands, where royalties include charges based on a percentage of sales and fixed per boe charges. Our production in Australia and Ireland is not subject to royalties.

Royalties decreased on a dollar and per unit basis for the three months ended September 30, 2023 versus the comparable prior period primarily due to adjustments for prior period royalties in Netherlands and Germany. Royalties decreased on dollar and per unit basis for the nine months ended September 30, 2023 versus the comparable prior period primarily due to adjustments for prior period royalties in Germany.

Transportation

	Q3 2023		Q3 2022		YTD 2023		YTD 2022
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
France	(4,351)	(5.64)	(4,877)	(7.28)	(18,766)	(8.63)	(15,511)	(7.39)
Germany	(3,674)	(8.13)	(2,342)	(4.38)	(9,847)	(6.92)	(6,130)	(4.02)
Ireland	(2,557)	(3.48)	(907)	(2.30)	(6,039)	(2.84)	(2,826)	(2.22)
International	(10,582)	(4.53)	(8,126)	(3.51)	(34,652)	(4.96)	(24,467)	(3.34)

Transportation expense increased on a dollar and per unit basis for the three and nine months ended September 30, 2023 versus the comparable prior periods primarily due to tariff adjustments in Germany, increased volumes in Ireland on acquisition production, and higher vessel costs in France.

Our production in Australia, Netherlands and Central and Eastern Europe is not subject to transportation expense.

Vermilion Energy Inc. ■ Page 26 ■ 2023 Third Quarter Report

Operating expense

	Q3 2023		Q3 2022		YTD 2023		YTD 2022
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Australia	(9,937)	-	(10,349)	(40.98)	(41,683)	-	(36,187)	(44.61)
France	(21,810)	(28.28)	(14,461)	(21.57)	(63,113)	(29.01)	(44,950)	(21.42)
Netherlands	(3,411)	(9.06)	(13,200)	(29.09)	(30,014)	(24.26)	(34,674)	(21.86)
Germany	(14,008)	(31.01)	(9,188)	(17.19)	(35,624)	(25.02)	(28,231)	(18.51)
Ireland	(10,372)	(14.10)	(4,715)	(11.95)	(25,516)	(11.99)	(11,893)	(9.35)
Central and Eastern Europe	(194)	(263.59)	(491)	(51.32)	(1,021)	(68.00)	(1,275)	(52.48)
International	(59,732)	(25.58)	(52,404)	(22.63)	(196,971)	(28.22)	(157,210)	(21.48)

For the three and nine months ended September 30, 2023 versus the prior comparable periods, operating expense increased on a dollar and per unit basis. On a dollar basis, increases were primarily due to the increased working interest acquired in Ireland, increased maintenance in Australia and Germany, increased processing fees in Germany, and higher electricity costs in France. On a per unit basis, the increase was primarily attributable to the shut-in of our Wandoo platform in Australia for maintenance, resulting in limited production as the platform resumed operations in early September.

Vermilion Energy Inc. ■ Page 27 ■ 2023 Third Quarter Report

Consolidated Financial Performance Review

Financial performance

	Q3 2023		Q3 2022		YTD 2023		YTD 2022
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	475,532	62.92	964,678	127.39	1,499,586	66.57	2,633,701	114.76
Royalties	(32,209)	(4.26)	(82,854)	(10.94)	(146,546)	(6.51)	(237,714)	(10.36)
Transportation	(21,460)	(2.84)	(19,498)	(2.57)	(66,415)	(2.95)	(56,920)	(2.48)
Operating	(122,870)	(16.26)	(125,987)	(16.64)	(396,444)	(17.60)	(352,787)	(15.37)
General and administration	(20,959)	(2.77)	(14,422)	(1.90)	(60,906)	(2.70)	(44,333)	(1.93)
Corporate income tax expense	(31,368)	(4.15)	(51,022)	(6.74)	(72,558)	(3.22)	(166,195)	(7.24)
Windfall taxes	(21,953)	(2.90)	-	-	(78,177)	(3.47)	-	-
PRRT	-	-	(4,545)	(0.60)	-	-	(13,273)	(0.58)
Interest expense	(20,218)	(2.68)	(24,455)	(3.23)	(62,303)	(2.77)	(60,352)	(2.63)
Realized gain (loss) on derivatives	73,625	9.74	(137,953)	(18.22)	155,628	6.91	(361,954)	(15.77)
Realized foreign exchange gain (loss)	2,089	0.28	(2,103)	(0.28)	997	0.04	(3,650)	(0.16)
Realized other (expense) income	(9,991)	(1.32)	6,037	0.80	(2,368)	(0.11)	14,122	0.62
Fund flows from operations	270,218	35.76	507,876	67.07	770,494	34.19	1,350,645	58.86
Equity based compensation	(6,362)		(6,145)		(34,885)		(39,013)
Unrealized (loss) gain on derivative instruments (1)	(65,294)		43,844		38,581		(8,892)
Unrealized foreign exchange (loss) gain (1)	(12,042)		(44,929)		7,604		(37,059)
Accretion	(20,068)		(14,285)		(58,718)		(41,669)
Depletion and depreciation	(151,087)		(130,205)		(453,607)		(405,208)
Deferred tax recovery (expense)	42,489		(84,570)		79,435		(91,974)
Gain on business combination	-		-		445,094		-
Loss on disposition	-		-		(226,828)		-
Impairment reversal	-		-		-		192,094
Unrealized other expense (1)	(545)		(507)		(1,621)		(1,270)
Net earnings	57,309		271,079		565,549		917,654
(1)	Unrealized (loss) gain on derivative instruments, Unrealized foreign exchange (loss) gain, and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Fluctuations in fund flows from operations may occur as a result of changes in production levels, commodity prices, and costs to produce petroleum and natural gas. In addition, fund flows from operations may be affected by the timing of crude oil shipments in Australia and France. When crude oil inventory is built up, the related operating expense, royalties, and depletion expense are deferred and carried as inventory on the consolidated balance sheet. When the crude oil inventory is subsequently drawn down, the related expenses are recognized within profit or loss.

General and administration

•	General and administration expense increased for the three and nine months ended September 30, 2023 versus the prior year comparable periods primarily due to increased activity and expected cash settlement of previously share-based settled expenses.

PRRT and corporate income taxes

•	PRRT decreased for the three and nine months ended September 30, 2023 versus the comparable prior periods due to downtime in Australia resulting in no taxable income in the current period.
•	Corporate income taxes for the three and nine months ended September 30, 2023 decreased versus the comparable prior periods primarily due to lower taxable income as a result of decreased commodity prices in 2023.

Windfall taxes

•	Windfall taxes are the temporary taxes levied pursuant to the European Union’s temporary solidarity contribution. The contribution set out minimum amounts to be calculated on taxable profits starting in 2022 and/or 2023, which are above a 20% increase of the average yearly taxable profits for 2018 to 2021. For the three and nine months ended September 30, 2023, windfall tax expense was $22.0 million and $78.2 million, respectively, compared to nil recorded in the comparable prior year period due to full year 2022 amounts not being recognized until legislation was substantively enacted during Q4 2022.
Vermilion Energy Inc. ■ Page 28 ■ 2023 Third Quarter Report

Interest expense

•	Interest expense decreased for the three months ended September 30, 2023 versus the comparable prior period due to lower debt levels.
•	Interest expense increased for the nine months ended September 30, 2023 versus the comparable prior period primarily due to an increase in the percentage of our debt with fixed interest rates following the issuance of the 2030 senior unsecured notes, combined with the impact of a weaker Canadian Dollar on US Dollar interest payments.

Realized gain or loss on derivatives

•	For the three and nine months ended September 30, 2023, we recorded realized gains on our natural gas hedges due to lower commodity pricing compared to the strike prices.
•	A listing of derivative positions as at September 30, 2023 is included in “Supplemental Table 2” of this MD&A.

Realized other income or expense

•	In the 2022 periods, realized other income related to amounts for the funding under Saskatchewan Accelerated Site Closure program. In the 2023 periods, realized other expense included insurance proceeds received related to the Cazaux fire in France in 2022, offset by miscellaneous transaction costs and other provisional charges.

Net earnings

Fluctuations in net earnings from period-to-period are caused by changes in both cash and non-cash based income and charges. Cash based items are reflected in fund flows from operations. Non-cash items include: equity based compensation expense, unrealized gains and losses on derivative instruments, unrealized foreign exchange gains and losses, accretion, depletion and depreciation expense, and deferred taxes. In addition, non-cash items may also include gains resulting from business combinations or charges resulting from impairment or impairment reversals.

Equity based compensation

Equity based compensation expense relates primarily to non-cash compensation expense attributable to long-term incentives granted to directors, officers, and employees under security-based arrangements. Equity based compensation expense decreased for the nine months ended September 30, 2023 versus the comparable prior period primarily due to the lower value of LTIP awards outstanding in the current period and lower bonuses under the employee bonus plan in the current period.

Unrealized gain or loss on derivative instruments

Unrealized gain or loss on derivative instruments arises as a result of changes in forecasts for future prices and rates. As Vermilion uses derivative instruments to manage the commodity price exposure of our future crude oil and natural gas production, we will normally recognize unrealized gains on derivative instruments when future commodity price forecasts decline and vice-versa. As derivative instruments are settled, the unrealized gain or loss previously recognized is reversed, and the settlement results in a realized gain or loss on derivative instruments.

For the three months ended September 30, 2023, we recognized a net unrealized loss on derivative instruments of $65.3 million. This consists of unrealized losses of $55.9 million on our European natural gas commodity derivative instruments and $22.0 million on our North American crude oil derivative instruments, partially offset by gains of $12.6 million on our equity swaps.

For the nine months ended September 30, 2023, we recognized a net unrealized gain on derivative instruments of $38.6 million. This consists of unrealized gains of $80.7 million on our European natural gas commodity derivative instruments which were partially offset by losses of $23.6 million on our North American crude oil derivative instruments, $15.3 million on our equity swaps, $1.9 million on our USD-to-CAD foreign exchange swaps and $1.3 million on our North American natural gas commodity derivative instruments.

Unrealized foreign exchange gains or losses

As a result of Vermilion’s international operations, Vermilion has monetary assets and liabilities denominated in currencies other than the Canadian dollar. These monetary assets and liabilities include cash, receivables, payables, long-term debt, derivative instruments and intercompany loans. Unrealized foreign exchange gains and losses result from translating these monetary assets and liabilities from their underlying currency to the Canadian dollar.

In 2023, unrealized foreign exchange gains and losses primarily resulted from:

•	The translation of Euro denominated intercompany loans from our international subsidiaries to Vermilion Energy Inc. An appreciation in the Euro against the Canadian dollar will result in an unrealized foreign exchange loss (and vice-versa). Under IFRS, the offsetting foreign exchange loss or gain is recorded as a currency translation adjustment within other comprehensive income. As a result, consolidated comprehensive income reflects the offsetting of these translation adjustments while net earnings reflects only the parent company's side of the translation.
•	The translation of our USD denominated 2025 senior unsecured notes and USD denominated 2030 senior unsecured notes.
Vermilion Energy Inc. ■ Page 29 ■ 2023 Third Quarter Report

For the three months ended September 30, 2023, we recognized a net unrealized foreign exchange loss of $12.0 million, primarily driven by an the effects of the Euro strengthening 1% against the Canadian dollar in Q3 2023 on our intercompany loans. For the nine months ended September 30, 2023, we recognized a net unrealized foreign exchange gain of $7.6 million, primarily driven by an unrealized gain on our USD senior notes.

Accretion

Accretion expense is recognized to update the present value of the asset retirement obligation balance. For the three months and nine months ended September 30, 2023, accretion expense increased versus the comparable prior periods primarily due to the impact of a higher asset retirement obligation balance at September 30, 2023 and the strengthening of the Euro against the Canadian dollar.

Depletion and depreciation

Depletion and depreciation expense is recognized to allocate the cost of capital assets over the useful life of the respective assets. Depletion and depreciation expense per unit of production is determined for each depletion unit (which are groups of assets within a specific production area that have similar economic lives) by dividing the sum of the net book value of capital assets and future development costs by total proved plus probable reserves.

Fluctuations in depletion and depreciation expense are primarily the result of changes in produced crude oil and natural gas volumes, and changes in depletion and depreciation per unit. Fluctuations in depletion and depreciation per unit are the result of changes in reserves, depletable base (net book value of capital assets and future development costs), and relative production mix.

Depletion and depreciation on a per boe basis for the three months ended September 30, 2023 of $19.99 increased from $17.19 in the comparable prior period primarily due to acquisitions completed in 2022 and early 2023 increasing the depletable base and the strengthening of the Euro against the Canadian dollar, partially offset by the Southeast Saskatchewan disposition completed at the end of Q1 2023 decreasing the depletable base.

Depletion and depreciation on a per boe basis for the nine months ended September 30, 2023 of $20.14 increased from $17.66 in the comparable prior period primarily due to acquisitions completed in 2022 and early 2023 increasing 2023 depletable base, changes in reserves and strengthening of the Euro against the Canadian dollar.

Deferred tax

Deferred tax assets arise when the tax basis of an asset exceeds its accounting basis (known as a deductible temporary difference). Conversely, deferred tax liabilities arise when the tax basis of an asset is less than its accounting basis (known as a taxable temporary difference). Deferred tax assets are recognized only to the extent that it is probable that there are future taxable profits against which the deductible temporary difference can be utilized. Deferred tax assets and liabilities are measured at the enacted or substantively enacted tax rate that is expected to apply when the asset is realized, or the liability is settled.

As such, fluctuations in deferred tax expenses and recoveries primarily arise as a result of: changes in the accounting basis of an asset or liability without a corresponding tax basis change (e.g. when derivative assets and liabilities are marked-to-market or when accounting depletion differs from tax depletion), changes in available tax losses (e.g. if they are utilized to offset taxable income), changes in estimated future taxable profits resulting in a derecognition or recognition of deferred tax assets, and changes in enacted or substantively enacted tax rates.

For the nine months ended September 30, 2023, the Company recorded a deferred tax recovery of $79.4 million compared to a deferred tax expense of $92.0 million in the prior year period. The recovery recorded in the current year is primarily attributable to the Q1 2023 disposition of assets in southeast Saskatchewan and the scheduled unwind of a deferred tax liability, predominately related to windfall taxes, that was recognized as part of the Corrib acquisition.

Gain on business combination

On March 31, 2023, Vermilion purchased Equinor Energy Ireland Limited ("EEIL") from Equinor ASA. The acquisition adds an incremental 36.5% interest in the Corrib Natural Gas Project, increasing Vermilion's operated interest to 56.5%. The acquisition makes Vermilion the largest provider of domestic natural gas in Ireland.

The gain on the business combination primarily resulted from increases in working capital and the fair value of capital assets from when the purchase and sale agreement was entered into in November 2021 and when the acquisition closed in March 2023.

Loss on disposition

In March 2023, Vermilion sold non-core assets in southeast Saskatchewan for net proceeds of $182.2 million. The book value of the net assets disposed of was $409.0 million resulting in a loss on disposition of $226.8 million.

Vermilion Energy Inc. ■ Page 30 ■ 2023 Third Quarter Report

Financial Position Review

Balance sheet strategy

We regularly review whether our forecast of fund flows from operations is sufficient to finance planned capital expenditures, dividends, share buy-backs, and abandonment and reclamation expenditures. To the extent that fund flows from operations forecasts are not expected to be sufficient to fulfill such expenditures, we will evaluate our ability to finance any shortfall by reducing some or all categories of expenditures, with issuances of equity, and/or with debt (including borrowing using the unutilized capacity of our existing revolving credit facility). We have a long-term goal of maintaining a ratio of net debt to four quarter trailing fund flows from operations of approximately 1.0.

As at September 30, 2023, we have a ratio of net debt to four quarter trailing fund flows from operations of 1.2. We will continue to monitor for changes in forecasted fund flows from operations and, as appropriate, will adjust our exploration, development capital plans (and associated production targets), and return of capital plans to target optimal debt levels.

Maintaining a strong balance sheet is a core principle of Vermilion and will remain a focus going forward. As debt reduction continues, we will plan to increase the amount of free cash flow that is available for the return of capital, while taking into account other capital requirements.

Net debt

Net debt is reconciled to long-term debt, as follows:

	As at
($M)	Sep 30, 2023	Dec 31, 2022
Long-term debt	966,505	1,081,351
Adjusted working capital deficit (1)	276,017	265,111
Unrealized FX on swapped USD borrowings	-	(1,876)
Net debt	1,242,522	1,344,586

Ratio of net debt to four quarter trailing fund flows from operations	1.2	0.8
(1)	Adjusted working capital is a non-GAAP financial measure that is not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers. It is defined as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used to calculate net debt, a capital measure disclosed above. Reconciliation to the primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

As at September 30, 2023, net debt remained flat at $1.2 billion (December 31, 2022 - $1.3 billion), primarily as a result of acquisition activities driven by the purchase of an additional 36.5% working interest in our operated Corrib project for $192.4 million (net of cash and working capital deficit acquired) and offset by debt repayments of $113.7 million, funded by the disposition of our southeast Saskatchewan assets for $182.2 million and $323.2 million of free cash flow generated during the year. The ratio of net debt to four quarter trailing fund flows from operations as at September 30, 2023 increased to 1.2 (December 31, 2022 - 0.8) due to lower four quarter trailing fund flows from operations, driven primarily by decreased commodity prices.

Long-term debt

The balances recognized on our balance sheet are as follows:

	As at
	Sep 30, 2023	Dec 31, 2022
Revolving credit facility	32,858	147,666
2025 senior unsecured notes	404,371	404,463
2030 senior unsecured notes	529,276	529,222
Long-term debt	966,505	1,081,351

Vermilion Energy Inc. ■ Page 31 ■ 2023 Third Quarter Report

Revolving Credit Facility

As at September 30, 2023, Vermilion had in place a bank revolving credit facility maturing May 29, 2027 with terms and outstanding positions as follows:

	As at
($M)	Sep 30, 2023	Dec 31, 2022
Total facility amount	1,600,000	1,600,000
Amount drawn	(32,858)	(147,666)
Letters of credit outstanding	(25,992)	(13,527)
Unutilized capacity	1,541,150	1,438,807

During the year, the maturity date of the facility was extended to May 28, 2027 (previously May 29, 2026) and the total facility amount of $1.6 billion was unchanged. As at September 30, 2023, $32.9 million was drawn on the facility.

As at September 30, 2023, the revolving credit facility was subject to the following financial covenants:

		As at
Financial covenant	Limit	Sep 30, 2023	Dec 31, 2022
Consolidated total debt to consolidated EBITDA	Less than 4.0	0.58	0.51
Consolidated total senior debt to consolidated EBITDA	Less than 3.5	0.02	0.07
Consolidated EBITDA to consolidated interest expense	Greater than 2.5	20.60	27.10

Our financial covenants include financial measures defined within our revolving credit facility agreement that are not defined under IFRS. These financial measures are defined by our revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as “Long-term debt”, “Current portion of long-term debt”, and “Lease obligations” (including the current portion included within "Accounts payable and accrued liabilities" but excluding operating leases as defined under IAS 17) on our consolidated balance sheet.
•	Consolidated total senior debt: Consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Consolidated net earnings before interest, income taxes, depreciation, accretion and certain other non-cash items, adjusted for the impact of the acquisition of a material subsidiary.
•	Total interest expense: Includes all amounts classified as "Interest expense", but excludes interest on operating leases as defined under IAS 17.

In addition, our revolving credit facility has provisions relating to our liability management ratings in Alberta and Saskatchewan whereby if our security adjusted liability management ratings fall below specified limits in a province, a portion of the asset retirement obligations are included in the definitions of consolidated total debt and consolidated total senior debt. An event of default occurs if our security adjusted liability management ratings breach additional lower limits for a period greater than 90 days. As of September 30, 2023, Vermilion's liability management ratings were higher than the specified levels, and as such, no amounts relating to asset retirement obligations were included in the calculation of consolidated total debt and consolidated total senior debt.

As at September 30, 2023 and December 31, 2022, Vermilion was in compliance with the above covenants.

2025 senior unsecured notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bear interest at a rate of 5.625% per annum, paid semi-annually on March 15 and September 15, and mature on March 15, 2025. As direct senior unsecured obligations of Vermilion, the notes rank equally in right of payment with existing and future senior indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Subsequent to March 15, 2023, Vermilion may redeem some or all of the senior unsecured notes at a 100.000% redemption price plus any accrued and unpaid interest.

Vermilion Energy Inc. ■ Page 32 ■ 2023 Third Quarter Report

2030 senior unsecured notes

On April 26, 2022, Vermilion closed a private offering of US $400.0 million 8-year senior unsecured notes. The notes were priced at 99.241% of par, mature on May 1, 2030, and bear interest at a rate of 6.875% per annum. Interest is paid semi-annually on May 1 and November 1, commencing on November 1, 2022. The notes are senior unsecured obligations of Vermilion and rank equally with existing and future senior unsecured indebtedness.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may, at its option, redeem the notes prior to maturity as follows:

•	On or after May 1, 2025, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth below, together with accrued and unpaid interest.
•	Prior to May 1, 2025, Vermilion may redeem up to 35% of the original principal amount of the notes with an amount of cash not greater than the net cash proceeds of certain equity offerings at a redemption price of 106.875% of the principal amount of the notes, together with accrued and unpaid interest.
•	Prior to May 1, 2025, Vermilion may also redeem some or all of the notes at a price equal to 100% of the principal amount of the notes, plus a “make-whole premium,” together with applicable premium, accrued and unpaid interest.
Year	Redemption price
2025	103.438%
2026	102.292%
2027	101.146%
2028 and thereafter	100.000%

Shareholders' capital

The following table outlines our dividend payment history:

Date	Frequency	Dividend per unit or share
January 2003 to December 2007	Monthly	$0.170
January 2008 to December 2012	Monthly	$0.190
January 2013 to December 2013	Monthly	$0.200
January 2014 to March 2018	Monthly	$0.215
April 2018 to February 2020	Monthly	$0.230
March 2020	Monthly	$0.115
April 2022 to July 2022	Quarterly	$0.060
August 2022 to March 2023	Quarterly	$0.080
April 2023 onwards	Quarterly	$0.100

In January 2023, we announced our plan to increase the quarterly dividend by 25% to $0.10 per share effective for the planned Q1 2023 distribution.

The following table reconciles the change in shareholders’ capital:

Shareholders’ Capital	Shares ('000s)	Amount
Balance at January 1	163,227	4,243,794
Vesting of equity based awards	3,428	21,175
Shares issued for equity based compensation	600	10,280
Share-settled dividends on vested equity based awards	57	1,051
Repurchase of shares	(3,646)	(94,190)
Balance at September 30	163,666	4,182,110

As at September 30, 2023, there were approximately 4.6 million equity based compensation awards outstanding. As at November 1, 2023, there were approximately 163.7 million common shares issued and outstanding.

On July 10, 2023, the Toronto Stock Exchange approved our notice of intention to renew our normal course issuer bid ("the NCIB"). The NCIB renewal allows Vermilion to purchase up to 16,308,587 common shares (representing approximately 10% of outstanding common shares) beginning July 12, 2023 and ending July 11, 2024. Common shares purchased under the NCIB will be cancelled.

Vermilion Energy Inc. ■ Page 33 ■ 2023 Third Quarter Report

In the third quarter of 2023, Vermilion purchased 0.6 million common shares under the NCIB for total consideration of $11.6 million. The common shares purchased under the NCIB were cancelled.

Asset Retirement Obligations

As at September 30, 2023, asset retirement obligations were $1,123.8 million compared to $1,087.8 million as at December 31, 2022. The increase in asset retirement obligations is primarily attributable to the Company's lower credit spread at September 30, 2023 compared to December 31, 2022 and the acquisition of an additional 36.5% working interest in our Corrib project, partially offset by the disposition of our southeast Saskatchewan assets. The credit spread decreased to 3.2% at September 30, 2023 compared to 4.5% at December 31, 2022 due to higher yields on long-term bonds and a lower expected cost of borrowing.

The present value of the obligation is calculated using a credit-adjusted risk-free rate, calculated using a credit spread added to risk-free rates based on long-term, risk-free government bonds. Vermilion's credit spread is determined using the Company's expected cost of borrowing at the end of the reporting period.

The risk-free rates and credit spread used as inputs to discount the obligations were as follows:

	9/30/2023	12/31/2022	Change
Credit spread added to below noted risk-free rates	3.2%	4.5%	(1.3) %
Country specific risk-free rate
Canada	3.9%	3.3%	0.6%
United States	4.9%	4.1%	0.8%
France	3.8%	3.4%	0.4%
Netherlands	3.0%	2.7%	0.3%
Germany	3.0%	2.5%	0.5%
Ireland	3.6%	3.2%	0.4%
Australia	4.4%	4.2%	0.2%

Current cost estimates are inflated to the estimated time of abandonment using inflation rates of between 1.6% and 4.2% (as at December 31, 2022 - between 1.6% and 4.2%).

Vermilion Energy Inc. ■ Page 34 ■ 2023 Third Quarter Report

Risks and Uncertainties

Vermilion is exposed to various market and operational risks. For a discussion of these risks, please see Vermilion's MD&A and Annual Information Form, each for the year ended December 31, 2022 available on SEDAR+ at www.sedarplus.ca or on Vermilion’s website at www.vermilionenergy.com.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of any possible contingencies. These estimates and assumptions are developed based on the best available information which management believed to be reasonable at the time such estimates and assumptions were made. As such, these assumptions are uncertain at the time estimates are made and could change, resulting in a material impact on Vermilion’s consolidated financial statements. Estimates are reviewed by management on an ongoing basis and as a result may change from period to period due to the availability of new information or changes in circumstances. Additionally, as a result of the unique circumstances of each jurisdiction that Vermilion operates in, the critical accounting estimates may affect one or more jurisdictions. There have been no material changes to our critical accounting estimates used in applying accounting policies for the nine months ended September 30, 2023. Further information, including a discussion of critical accounting estimates, can be found in the notes to the Consolidated Financial Statements and annual MD&A for the year ended December 31, 2022, available on SEDAR+ at www.sedarplus.ca or on Vermilion’s website at www.vermilionenergy.com.

Off Balance Sheet Arrangements

We have not entered into any guarantee or off balance sheet arrangements that would materially impact our financial position or results of operations.

Internal Control Over Financial Reporting

There has been no change in Vermilion’s internal control over financial reporting ("ICFR") during the period covered by this MD&A that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Vermilion has limited the scope of design controls and procedures ("DC&P") and internal controls over financial reporting to exclude controls, policies and procedures of Equinor Energy Ireland Limited, which was acquired on March 31, 2023. The scope limitation is in accordance with section 3.3(1)(b) of NI 52-109 which allows an issuer to limit the design of DC&P and ICFR to exclude controls, policies, and procedures of a business that the issuer acquired not more than 365 days before the end of the fiscal period.

The tables below present the summary financial information of Equinor Energy Ireland Limited included in Vermilion's financial statements as at and for the nine months ended September 30, 2023:

Equinor Energy Ireland Limited:

($M)	As at Sep 30, 2023
Non-current assets	722,845
Non-current liabilities	86,057
Net assets	614,023

($M)	Nine Months Ended Sep 30, 2023
Revenue net of royalties	95,456
Net earnings	30,981

Recently Adopted Accounting Pronouncements

Vermilion did not adopt any new accounting pronouncements as at September 30, 2023.

Vermilion Energy Inc. ■ Page 35 ■ 2023 Third Quarter Report

Regulatory Pronouncements Not Yet Adopted

Issuance of IFRS Sustainability Standards - IFRS S1 "General Requirements for Disclosure of Sustainability-related Financial Information" and IFRS S2 "Climate-related Disclosures"

In June 2023 the International Sustainability Standards Board (ISSB) issued its inaugural standards - IFRS S1 and IFRS S2. The ISSB was formed as a new standard-setting board within the IFRS Foundation to issue standards that deliver a comprehensive global baseline of sustainability-related financial disclosures, operating alongside the International Accounting Standards Board.

IFRS S1 and IFRS S2 are effective for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted, as long as both standards are applied. IFRS S1 provides a set of disclosure requirements designed to enable companies to communicate to investors about the sustainability-related risks and opportunities, while IFRS S2 sets out specific climate-related disclosures and is designed to be used in conjunction with IFRS S1. Canadian regulators have not yet mandated these standards; however, Vermilion is currently reviewing the impact of the standards on its financial reporting.

Disclosure Controls and Procedures

Our officers have established and maintained disclosure controls and procedures and evaluated the effectiveness of these controls in conjunction with our filings.

As of September 30, 2023, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded and certified that our disclosure controls and procedures are effective.

Vermilion Energy Inc. ■ Page 36 ■ 2023 Third Quarter Report

Supplemental Table 1: Netbacks

The following table includes financial statement information on a per unit basis by business unit. Liquids includes crude oil, condensate, and NGLs. Natural gas sales volumes have been converted on a basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.

	Q3 2023			YTD 2023			Q3 2022	YTD 2022
	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total	Total	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Canada
Sales	81.92	2.55	45.52	79.92	2.99	47.36	69.48	72.10
Royalties	(12.85)	-	(5.84)	(11.80)	0.01	(5.57)	(11.46)	(11.03)
Transportation	(4.09)	(0.14)	(2.33)	(3.37)	(0.21)	(2.25)	(2.36)	(2.24)
Operating	(22.59)	(0.80)	(12.87)	(19.51)	(1.20)	(13.06)	(13.83)	(12.45)
Operating netback	42.39	1.61	24.48	45.24	1.59	26.48	41.83	46.38
General and administration			(5.56)			(5.09)	(1.40)	(1.54)
Fund flows from operations ($/boe)			18.92			21.39	40.43	44.84
United States
Sales	91.29	1.93	77.03	87.10	2.41	72.07	89.36	89.00
Royalties	(25.53)	(0.92)	(21.95)	(23.42)	(0.82)	(19.59)	(24.11)	(23.54)
Transportation	(0.33)	-	(0.27)	(0.24)	-	(0.19)	(0.16)	(0.38)
Operating	(7.53)	(0.16)	(6.35)	(13.10)	(0.36)	(10.84)	(15.76)	(13.14)
Operating netback	57.90	0.85	48.46	50.34	1.23	41.45	49.33	51.94
General and administration			(5.21)			(4.43)	(2.49)	(2.62)
Fund flows from operations ($/boe)			43.25			37.02	46.84	49.32
France
Sales	115.36	-	115.36	107.18	-	107.18	135.49	137.00
Royalties	(16.01)	-	(16.01)	(13.92)	-	(13.92)	(15.52)	(14.80)
Transportation	(5.64)	-	(5.64)	(8.63)	-	(8.63)	(7.28)	(7.39)
Operating	(28.28)	-	(28.28)	(29.01)	-	(29.01)	(21.57)	(21.42)
Operating netback	65.43	-	65.43	55.62	-	55.62	91.12	93.39
General and administration			(2.22)			(6.62)	(5.72)	(5.44)
Current income taxes			(7.01)			(3.87)	(12.22)	(11.86)
Fund flows from operations ($/boe)			56.20			45.13	73.18	76.09
Netherlands
Sales	99.05	12.29	74.00	82.76	18.27	109.30	408.30	279.36
Royalties	-	9.21	54.75	-	(0.12)	(0.71)	-	-
Transportation	(0.08)	-	-	(0.02)	-	-	-	-
Operating	(12.13)	(1.51)	(9.06)	(18.37)	(4.06)	(24.26)	(29.09)	(21.86)
Operating netback	86.84	19.99	119.69	64.37	14.09	84.33	379.21	257.50
General and administration			(17.60)			(6.26)	(1.24)	(1.41)
Current income taxes			(45.38)			(23.92)	(59.27)	(71.93)
Fund flows from operations ($/boe)			56.71			54.15	318.70	184.16
Germany
Sales	108.54	11.97	83.24	108.74	17.56	106.29	315.78	236.15
Royalties	(7.64)	0.65	0.32	(4.40)	(0.57)	(3.69)	(8.82)	(9.72)
Transportation	(13.31)	(0.97)	(8.13)	(14.88)	(0.65)	(6.92)	(4.38)	(4.02)
Operating	(40.43)	(4.46)	(31.01)	(25.60)	(4.13)	(25.02)	(17.19)	(18.51)
Operating netback	47.16	7.19	44.42	63.86	12.21	70.66	285.39	203.90
General and administration			(3.81)			(6.40)	(2.59)	(2.61)
Current income taxes			(18.34)			(21.81)	(34.88)	(19.37)
Fund flows from operations ($/boe)			22.27			42.45	247.92	181.92
Vermilion Energy Inc. ■ Page 37 ■ 2023 Third Quarter Report

	Q3 2023			YTD 2023			Q3 2022	YTD 2022
	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total	Total	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Ireland
Sales	-	14.46	86.76	-	15.82	94.92	259.18	204.06
Transportation	-	(0.58)	(3.48)	-	(0.47)	(2.84)	(2.30)	(2.22)
Operating	-	(2.35)	(14.10)	-	(2.00)	(11.99)	(11.95)	(9.35)
Operating netback	-	11.53	69.18	-	13.35	80.09	244.93	192.49
General and administration			(5.34)			(4.69)	0.17	0.34
Current income taxes	-	-	(0.22)	-	-	(0.18)	-	-
Fund flows from operations ($/boe)			63.62			75.22	245.10	192.83
Australia
Sales	-	-	-	-	-	-	155.29	155.05
Operating	-	-	-	-	-	-	(40.98)	(44.61)
PRRT (2)	-	-	-	-	-	-	(18.00)	(16.36)
Operating netback	-	-	-	-	-	-	96.31	94.08
General and administration			-			-	(4.21)	(3.65)
Current income taxes			-			-	11.34	3.27
Fund flows from operations ($/boe)			-			-	103.44	93.70
Total Company
Sales	91.34	6.37	62.92	87.41	8.08	66.57	127.39	114.76
Realized hedging gain (loss)	0.66	2.94	9.74	0.38	2.09	6.91	(18.22)	(15.77)
Royalties	(15.16)	0.87	(4.26)	(13.34)	(0.10)	(6.51)	(10.94)	(10.36)
Transportation	(4.48)	(0.24)	(2.84)	(4.60)	(0.25)	(2.95)	(2.57)	(2.48)
Operating	(23.60)	(1.65)	(16.26)	(23.11)	(2.14)	(17.60)	(16.64)	(15.37)
PRRT (2)	-	-	-	-	-	-	(0.60)	(0.58)
Operating netback	48.76	8.29	49.30	46.74	7.68	46.42	78.42	70.20
General and administration			(2.77)			(2.70)	(1.90)	(1.93)
Interest expense			(2.68)			(2.77)	(3.23)	(2.63)
Realized foreign exchange gain (loss)			0.28			0.04	(0.28)	(0.16)
Other (expense) income			(1.32)			(0.11)	0.80	0.62
Corporate income taxes			(4.15)			(3.22)	(6.74)	(7.24)
Windfall taxes			(2.90)			(3.47)	-	-
Fund flows from operations ($/boe)			35.76			34.19	67.07	58.86
(1)	Vermilion considers Australian PRRT to be an operating item and, accordingly, has included PRRT in the calculation of operating netbacks. Current income taxes presented above excludes PRRT.

Vermilion Energy Inc. ■ Page 38 ■ 2023 Third Quarter Report

Supplemental Table 2: Hedges

The prices in these tables may represent the weighted averages for several contracts with foreign currency amounts translated to the disclosure currency using forward rates as at the month-end date. The weighted average price for the portfolio of options listed below may not have the same payoff profile as the individual contracts. As such, the presentation of the weighted average prices is purely for indicative purposes.

The following tables outline Vermilion’s outstanding risk management positions as at September 30, 2023:

	Unit	Currency	Daily Bought Put Volume	Weighted Average Bought Put Price	Daily Sold Call Volume	Weighted Average Sold Call Price	Daily Sold Put Volume	Weighted Average Sold Put Price	Daily Sold Swap Volume	Weighted Average Sold Swap Price	Daily Bought Swap Volume	Weighted Average Bought Swap Price
WTI
Q4 2023	bbl	USD	-	-	-	-	-	-	12,500	79.00	-	-
Q1 2024	bbl	USD	-	-	-	-	-	-	12,500	79.00	-	-
Q2 2024	bbl	USD	-	-	-	-	-	-	9,500	80.11	-	-
Q3 2024	bbl	USD	-	-	-	-	-	-	9,500	80.11	-	-
AECO
Q4 2023	mcf	CAD	-	-	-	-	-	-	6,387	3.86	-	-
Q1 2024	mcf	CAD	4,739	3.17	4,739	4.22	-	-	4,739	3.69	-	-
Q2 2024	mcf	CAD	4,739	3.17	4,739	4.22	-	-	19,904	3.14	-	-
Q3 2024	mcf	CAD	4,739	3.17	4,739	4.22	-	-	19,904	3.14	-	-
Q4 2024	mcf	CAD	4,739	3.17	4,739	4.22	-	-	9,849	3.31	-	-
Q1 2025	mcf	CAD	4,739	3.17	4,739	4.22	-	-	18,956	3.87	-	-
Q2 2025	mcf	CAD	4,739	3.17	4,739	4.22	-	-	18,956	3.87	-	-
Q3 2025	mcf	CAD	4,739	3.17	4,739	4.22	-	-	18,956	3.87	-	-
Q4 2025	mcf	CAD	4,739	3.17	4,739	4.22	-	-	18,956	3.87	-	-
Q1 2026	mcf	CAD	4,739	3.17	4,739	4.22	-	-	18,956	3.87	-	-
Q2 2026	mcf	CAD	4,739	3.17	4,739	4.22	-	-	18,956	3.87	-	-
Q3 2026	mcf	CAD	4,739	3.17	4,739	4.22	-	-	18,956	3.87	-	-
Q4 2026	mcf	CAD	4,739	3.17	4,739	4.22	-	-	18,956	3.87	-	-
AECO Basis (AECO less NYMEX Henry Hub)
Q4 2023	mcf	USD	-	-	-	-	-	-	14,489	(1.29)	-	-
NYMEX Henry Hub
Q4 2023	mcf	USD	1,685	4.00	1,685	8.75	-	-	-	-	-	-
Q1 2024	mcf	USD	20,000	3.50	20,000	4.45	-	-	-	-	-	-
Q2 2024	mcf	USD	20,000	3.50	20,000	4.45	-	-	-	-	-	-
Q3 2024	mcf	USD	20,000	3.50	20,000	4.45	-	-	-	-	-	-
Q4 2024	mcf	USD	20,000	3.50	20,000	4.45	-	-	-	-	-	-
Q1 2025	mcf	USD	20,000	3.50	20,000	4.45	-	-	-	-	-	-
Q2 2025	mcf	USD	20,000	3.50	20,000	4.45	-	-	-	-	-	-
Q3 2025	mcf	USD	20,000	3.50	20,000	4.45	-	-	-	-	-	-
Q4 2025	mcf	USD	20,000	3.50	20,000	4.45	-	-	-	-	-	-
Q1 2026	mcf	USD	20,000	3.50	20,000	4.45	-	-	-	-	-	-
Q2 2026	mcf	USD	20,000	3.50	20,000	4.45	-	-	-	-	-	-
Q3 2026	mcf	USD	20,000	3.50	20,000	4.45	-	-	-	-	-	-
Q4 2026	mcf	USD	20,000	3.50	20,000	4.45	-	-	-	-	-	-

Vermilion Energy Inc. ■ Page 39 ■ 2023 Third Quarter Report

	Unit	Currency	Daily Bought Put Volume	Weighted Average Bought Put Price	Daily Sold Call Volume	Weighted Average Sold Call Price	Daily Sold Put Volume	Weighted Average Sold Put Price	Daily Sold Swap Volume	Weighted Average Sold Swap Price	Daily Bought Swap Volume	Weighted Average Bought Swap Price
NBP
Q4 2023 (1)	mcf	EUR	4,913	8.79	4,913	21.98	-	-	28,209	10.51	-	-
Q1 2024	mcf	EUR	4,913	41.03	4,913	84.26	-	-	-	-	-	-
Q2 2024	mcf	EUR	-	-	-	-	-	-	2,457	14.65	-	-
Q3 2024	mcf	EUR	-	-	-	-	-	-	2,457	14.65	-	-
TTF
Q4 2023	mcf	EUR	12,284	44.84	12,284	84.99	-	-	3,685	67.41	-	-
Q1 2024	mcf	EUR	35,623	37.85	35,623	71.90	-	-	7,370	41.19	-	-
Q2 2024	mcf	EUR	3,593	37.56	3,593	74.66	-	-	27,024	14.00	-	-
Q3 2024	mcf	EUR	3,593	37.56	3,593	74.66	-	-	27,024	14.00	-	-
Q4 2024	mcf	EUR	-	-	-	-	-	-	34,394	15.13	-	-
Q1 2025	mcf	EUR	-	-	-	-	-	-	34,394	15.13	-	-
Q2 2025	mcf	EUR	-	-	-	-	-	-	17,197	14.40	-	-
Q3 2025	mcf	EUR	-	-	-	-	-	-	17,197	14.40	-	-
Q4 2025	mcf	EUR	-	-	-	-	-	-	7,370	13.68	-	-
Q1 2026	mcf	EUR	-	-	-	-	-	-	7,370	13.68	-	-
THE
Q4 2024	mcf	EUR	-	-	-	-	-	-	2,457	14.95	-	-
Q1 2025	mcf	EUR	-	-	-	-	-	-	2,457	14.95	-	-
Q2 2025	mcf	EUR	-	-	-	-	-	-	2,457	14.95	-	-
Q3 2025	mcf	EUR	-	-	-	-	-	-	2,457	14.95	-	-
(1)	NBP swaps were acquired as part of the Corrib acquisition on March 31, 2023. These swaps are contracted as p/therm and have been converted to #eu#/mcf for the purposes of this disclosure.

VET Equity Swaps		Initial Share Price		Share Volume
Swap	Jan 2020 - Apr 2025	20.9788	CAD	2,250,000
Swap	Jan 2020 - Jul 2025	22.4587	CAD	1,500,000

The following sold option instruments allow the counterparties, at the specified date, to enter into a derivative instrument contract with Vermilion at the detailed terms:

Period if Option Exercised	Unit	Currency	Option Expiration Date	Daily Sold Swap Volume	Weighted Average Sold Swap Price
WTI
Apr 2024 - Sep 2024	bbl	USD	29-Dec-2023	2,500	80.00
TTF
Apr 2024 - Mar 2026	mcf	EUR	29-Dec-2023	9,827	14.65

Vermilion Energy Inc. ■ Page 40 ■ 2023 Third Quarter Report

Supplemental Table 3: Capital Expenditures and Acquisitions

By classification ($M)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Drilling and development	119,404	177,878	436,802	370,207
Exploration and evaluation	6,235	6,137	10,502	12,305
Capital expenditures	125,639	184,015	447,304	382,512

Acquisitions, net of cash acquired	3,191	2,203	139,612	506,715
Acquisition of securities	2,047	4,017	4,155	22,318
Acquired working capital deficit	-	-	103,527	6,122
Acquisitions	5,238	6,220	247,294	535,155

Dispositions ($M)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Canada	-	-	182,152	-
Total dispositions	-	-	182,152	-

By category ($M)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Drilling, completion, new well equip and tie-in, workovers and recompletions	59,989	153,641	305,020	305,529
Production equipment and facilities	56,979	21,441	121,394	56,436
Seismic, studies, land and other	8,671	8,933	20,890	20,547
Capital expenditures	125,639	184,015	447,304	382,512
Acquisitions	5,238	6,220	247,294	535,155
Total capital expenditures and acquisitions	130,877	190,235	694,598	917,667

Capital expenditures by country ($M)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Canada	59,111	83,343	234,432	163,720
United States	10,592	28,895	87,064	60,944
France	14,069	9,624	37,080	28,548
Netherlands	17,162	5,547	33,360	7,420
Germany	10,648	3,334	26,665	16,068
Ireland	6,994	735	8,433	1,707
Australia	6,072	44,068	16,674	89,420
Central and Eastern Europe	991	8,469	3,596	14,685
Total capital expenditures	125,639	184,015	447,304	382,512

Acquisitions by country ($M)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Canada	5,238	4,304	51,068	529,363
United States	-	-	3,808	1,075
Netherlands	-	707	-	707
Germany	-	1,209	-	3,868
Ireland	-	-	192,418	142
Acquisitions	5,238	6,220	247,294	535,155

Vermilion Energy Inc. ■ Page 41 ■ 2023 Third Quarter Report

Supplemental Table 4: Production

	Q3/23	Q2/23	Q1/23	Q4/22	Q3/22	Q2/22	Q1/22	Q4/21	Q3/21	Q2/21	Q1/21	Q4/20
Canada
Light and medium crude oil (bbls/d)	12,054	12,901	16,674	17,448	16,835	17,042	15,980	16,388	16,809	16,868	17,767	19,301
Condensate (1) (bbls/d)	4,410	3,506	4,719	4,525	4,204	4,873	4,892	4,785	4,426	5,558	4,556	4,662
Other NGLs (1) (bbls/d)	6,219	5,513	6,875	6,279	6,870	7,155	7,286	7,073	6,862	7,767	7,016	7,334
NGLs (bbls/d)	10,629	9,019	11,594	10,804	11,074	12,028	12,178	11,858	11,288	13,325	11,572	11,996
Conventional natural gas (mmcf/d)	163.94	159.26	160.34	146.81	145.04	143.94	140.55	128.85	138.42	146.55	138.41	135.27
Total (boe/d)	50,007	48,464	54,991	52,720	52,080	53,060	51,584	49,720	51,168	54,618	52,407	53,840
United States
Light and medium crude oil (bbls/d)	4,404	3,349	2,824	3,282	2,824	2,846	2,675	2,647	3,520	1,888	2,322	2,495
Condensate (1) (bbls/d)	15	22	20	36	35	40	24	26	2	2	-	1
Other NGLs (1) (bbls/d)	1,124	1,025	1,020	1,218	1,031	958	1,056	1,388	1,206	928	1,058	1,294
NGLs (bbls/d)	1,139	1,047	1,040	1,254	1,066	998	1,080	1,414	1,208	930	1,058	1,295
Conventional natural gas (mmcf/d)	7.25	7.23	7.14	7.45	7.03	6.74	7.56	9.09	6.75	5.51	5.95	6.87
Total (boe/d)	6,751	5,601	5,055	5,779	5,062	4,967	5,014	5,575	5,854	3,736	4,373	4,934
France
Light and medium crude oil (bbls/d)	7,578	7,788	7,578	7,247	6,818	8,126	8,389	8,453	8,677	9,013	9,062	9,255
Total (boe/d)	7,578	7,788	7,578	7,247	6,818	8,126	8,389	8,453	8,677	9,013	9,062	9,255
Netherlands
Light and medium crude oil (bbls/d)	-	-	-	-	-	1	1	-	6	1	6	1
Condensate (1) (bbls/d)	39	61	66	49	74	60	83	97	104	95	92	99
NGLs (bbls/d)	39	61	66	49	74	60	83	97	104	95	92	99
Conventional natural gas (mmcf/d)	24.32	27.28	29.07	27.41	29.15	35.22	39.03	51.98	42.48	37.59	41.45	42.95
Total (boe/d)	4,091	4,607	4,910	4,617	4,933	5,930	6,589	8,761	7,190	6,362	7,006	7,257
Germany
Light and medium crude oil (bbls/d)	1,713	1,715	1,410	1,481	1,764	1,331	1,158	1,127	1,043	1,093	911	960
Conventional natural gas (mmcf/d)	20.29	22.05	25.85	25.86	26.54	25.36	26.95	18.00	16.19	15.60	13.40	11.50
Total (boe/d)	5,095	5,391	5,717	5,791	6,187	5,558	5,650	4,127	3,741	3,694	3,144	2,876
Ireland
Conventional natural gas (mmcf/d)	47.96	67.51	24.58	26.04	25.74	27.93	30.26	30.12	22.67	30.19	34.14	34.76
Total (boe/d)	7,993	11,251	4,096	4,340	4,290	4,655	5,043	5,020	3,778	5,031	5,690	5,793
Australia
Light and medium crude oil (bbls/d)	1,204	-	-	4,847	4,763	2,465	3,888	2,742	4,190	3,835	4,489	3,781
Total (boe/d)	1,204	-	-	4,847	4,763	2,465	3,888	2,742	4,190	3,835	4,489	3,781
Central and Eastern Europe
Conventional natural gas (mmcf/d)	0.05	0.30	0.64	0.67	0.63	0.64	0.34	0.12	0.22	0.28	0.63	0.67
Total (boe/d)	8	50	107	111	104	106	57	20	36	46	104	111
Consolidated
Light and medium crude oil (bbls/d)	26,952	25,753	28,485	34,305	33,003	31,811	32,091	31,356	34,245	32,698	34,556	35,793
Condensate (1) (bbls/d)	4,463	3,589	4,805	4,610	4,312	4,973	4,999	4,908	4,532	5,656	4,648	4,762
Other NGLs (1) (bbls/d)	7,344	6,538	7,896	7,497	7,901	8,113	8,342	8,461	8,068	8,695	8,074	8,627
NGLs (bbls/d)	11,807	10,127	12,701	12,107	12,213	13,086	13,341	13,369	12,600	14,351	12,722	13,389
Conventional natural gas (mmcf/d)	263.80	283.63	247.61	234.23	234.12	239.83	244.69	238.16	226.73	235.72	233.98	232.00
Total (boe/d)	82,727	83,152	82,455	85,450	84,237	84,868	86,213	84,417	84,633	86,335	86,276	87,848

Vermilion Energy Inc. ■ Page 42 ■ 2023 Third Quarter Report

	YTD 2023	2022	2021	2020	2019	2018
Canada
Light and medium crude oil (bbls/d)	13,859	16,830	16,954	21,106	23,971	17,400
Condensate (1) (bbls/d)	4,210	4,621	4,831	4,886	4,295	3,754
Other NGLs (1) (bbls/d)	6,204	6,895	7,179	7,719	6,988	5,914
NGLs (bbls/d)	10,415	11,516	12,010	12,605	11,283	9,668
Conventional natural gas (mmcf/d)	161.21	144.10	138.03	151.38	148.35	129.37
Total (boe/d)	51,142	52,364	51,968	58,942	59,979	48,630
United States
Light and medium crude oil (bbls/d)	3,531	2,908	2,597	3,046	2,514	1,069
Condensate (1) (bbls/d)	19	34	8	5	18	8
Other NGLs (1) (bbls/d)	1,057	1,066	1,146	1,218	996	452
NGLs (bbls/d)	1,076	1,100	1,154	1,223	1,014	460
Conventional natural gas (mmcf/d)	7.21	7.20	6.84	7.47	6.89	2.78
Total (boe/d)	5,809	5,207	4,890	5,514	4,675	1,992
France
Light and medium crude oil (bbls/d)	7,702	7,639	8,799	8,903	10,435	11,362
Conventional natural gas (mmcf/d)	-	-	-	-	0.19	0.21
Total (boe/d)	7,702	7,639	8,799	8,903	10,467	11,396
Netherlands
Light and medium crude oil (bbls/d)	-	-	3	1	3	-
Condensate (1) (bbls/d)	55	66	97	88	88	90
NGLs (bbls/d)	55	66	97	88	88	90
Conventional natural gas (mmcf/d)	26.86	32.66	43.40	46.16	49.10	46.13
Total (boe/d)	4,531	5,510	7,334	7,782	8,274	7,779
Germany
Light and medium crude oil (bbls/d)	1,624	1,435	1,044	968	917	1,004
Conventional natural gas (mmcf/d)	22.71	26.18	15.81	12.65	15.31	15.66
Total (boe/d)	5,410	5,798	3,679	3,076	3,468	3,614
Ireland
Conventional natural gas (mmcf/d)	46.77	27.48	29.25	37.44	46.57	55.17
Total (boe/d)	7,794	4,579	4,875	6,240	7,762	9,195
Australia
Light and medium crude oil (bbls/d)	406	3,995	3,810	4,416	5,662	4,494
Total (boe/d)	406	3,995	3,810	4,416	5,662	4,494
Central and Eastern Europe
Conventional natural gas (mmcf/d)	0.33	0.57	0.31	1.90	0.42	1.02
Total (boe/d)	55	95	51	317	70	169
Consolidated
Light and medium crude oil (bbls/d)	27,123	32,809	33,208	38,441	43,502	35,329
Condensate (1) (bbls/d)	4,284	4,721	4,936	4,980	4,400	3,853
Other NGLs (1) (bbls/d)	7,261	7,961	8,325	8,937	7,984	6,366
NGLs (bbls/d)	11,545	12,682	13,261	13,917	12,384	10,219
Conventional natural gas (mmcf/d)	265.10	238.18	233.64	256.99	266.82	250.33
Total (boe/d)	82,850	85,187	85,408	95,190	100,357	87,270
(1)	Under National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities", disclosure of production volumes should include segmentation by product type as defined in the instrument. This table provides a reconciliation from "crude oil and condensate", "NGLs" and "natural gas" to the product types. In this report, references to "crude oil" and "light and medium crude oil" mean "light crude oil and medium crude oil" and references to "natural gas" mean "conventional natural gas". Production volumes reported are based on quantities as measured at the first point of sale.

Vermilion Energy Inc. ■ Page 43 ■ 2023 Third Quarter Report

Supplemental Table 5: Operational and Financial Data by Core Region

Production volumes (1)

	Q3/23	Q2/23	Q1/23	Q4/22	Q3/22	Q2/22	Q1/22	Q4/21	Q3/21	Q2/21	Q1/21	Q4/20
North America
Crude oil and condensate (bbls/d)	20,883	19,778	24,237	25,291	23,898	24,801	23,571	23,846	24,757	24,316	24,645	26,459
NGLs (bbls/d)	7,344	6,538	7,895	7,497	7,901	8,113	8,342	8,461	8,068	8,695	8,074	8,628
Natural gas (mmcf/d)	171.19	166.49	167.48	154.26	152.07	150.68	148.11	137.93	145.18	152.06	144.36	142.13
Total (boe/d)	56,758	54,065	60,046	58,499	57,142	58,027	56,598	55,295	57,022	58,354	56,780	58,774

International
Crude oil and condensate (bbls/d)	10,534	9,564	9,054	13,624	13,419	11,983	13,519	12,419	14,020	14,037	14,560	14,096
Natural gas (mmcf/d)	92.61	117.14	80.13	79.97	82.05	89.15	96.58	100.22	81.55	83.66	89.62	89.86
Total (boe/d)	25,969	29,087	22,408	26,953	27,095	26,840	29,616	29,123	27,612	27,981	29,495	29,073

Consolidated
Crude oil and condensate (bbls/d)	31,416	29,341	33,290	38,915	37,315	36,784	37,090	36,264	38,777	38,354	39,204	40,555
NGLs (bbls/d)	7,344	6,538	7,896	7,497	7,901	8,113	8,342	8,461	8,068	8,695	8,074	8,627
Natural gas (mmcf/d)	263.80	283.63	247.61	234.23	234.12	239.83	244.69	238.16	226.73	235.72	233.98	232.00
Total (boe/d)	82,727	83,152	82,455	85,450	84,237	84,868	86,213	84,417	84,633	86,335	86,276	87,848
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.

Sales volumes

	Q3/23	Q2/23	Q1/23	Q4/22	Q3/22	Q2/22	Q1/22	Q4/21	Q3/21	Q2/21	Q1/21	Q4/20
North America
Crude oil and condensate (bbls/d)	20,883	19,778	24,237	25,291	23,897	24,801	23,571	23,845	24,757	24,316	24,645	26,459
NGLs (bbls/d)	7,344	6,538	7,895	7,497	7,901	8,113	8,342	8,461	8,068	8,695	8,074	8,628
Natural gas (mmcf/d)	171.19	166.49	167.48	154.26	152.07	150.68	148.11	137.93	145.18	152.06	144.36	142.13
Total (boe/d)	56,758	54,065	60,046	58,499	57,142	58,027	56,598	55,295	57,022	58,354	56,780	58,774

International
Crude oil and condensate (bbls/d)	9,950	10,302	8,087	16,257	11,493	11,720	12,615	13,985	15,227	13,859	11,421	15,359
Natural gas (mmcf/d)	92.61	117.14	80.13	79.97	82.05	89.15	96.58	100.22	81.55	83.66	89.62	89.86
Total (boe/d)	25,386	29,824	21,442	29,585	25,169	26,578	28,712	30,689	28,820	27,802	26,357	30,336

Consolidated
Crude oil and condensate (bbls/d)	30,833	30,080	32,324	41,547	35,391	36,522	36,186	37,830	39,985	38,174	36,066	41,818
NGLs (bbls/d)	7,344	6,538	7,896	7,497	7,901	8,113	8,342	8,461	8,068	8,695	8,074	8,627
Natural gas (mmcf/d)	263.80	283.63	247.61	234.23	234.12	239.83	244.69	238.16	226.73	235.72	233.98	232.00
Total (boe/d)	82,144	83,889	81,489	88,083	82,312	84,607	85,310	85,984	85,841	86,156	83,138	89,111

Vermilion Energy Inc. ■ Page 44 ■ 2023 Third Quarter Report

Financial results

	Q3/23	Q2/23	Q1/23	Q4/22	Q3/22	Q2/22	Q1/22	Q4/21	Q3/21	Q2/21	Q1/21	Q4/20
North America
Crude oil and condensate sales ($/bbl)	103.46	94.78	95.63	106.66	114.82	134.72	111.42	92.99	82.23	75.43	66.31	51.06
NGL sales ($/bbl)	27.77	28.11	36.24	39.93	44.64	51.86	46.94	47.26	35.55	25.43	29.39	19.20
Natural gas sales ($/mcf)	2.52	2.29	4.11	5.96	6.41	7.13	4.80	5.07	3.80	2.72	3.98	2.77
Sales ($/boe)	49.26	45.12	54.84	66.95	71.24	83.34	65.88	59.97	50.40	42.30	43.08	32.51
Royalties ($/boe)	(7.75)	(5.45)	(7.68)	(9.47)	(12.58)	(12.51)	(11.24)	(9.26)	(7.14)	(5.98)	(5.49)	(3.64)
Transportation ($/boe)	(2.08)	(1.57)	(2.44)	(2.42)	(2.16)	(2.15)	(1.91)	(1.86)	(1.92)	(1.90)	(2.05)	(1.92)
Operating ($/boe)	(12.09)	(12.22)	(14.10)	(13.51)	(14.00)	(11.58)	(11.95)	(11.68)	(11.02)	(10.89)	(11.21)	(10.94)
General and administration ($/boe)	(0.72)	0.10	(0.99)	0.10	(1.27)	(1.52)	(1.26)	(2.01)	(1.14)	(0.91)	(1.34)	(1.94)
Corporate income taxes ($/boe)	(0.01)	(0.10)	(0.12)	(0.13)	(0.03)	-	(0.02)	0.42	(0.05)	(0.04)	(0.04)	0.04
Fund flows from operations ($/boe)	26.61	25.88	29.51	41.52	41.20	55.58	39.50	35.58	29.13	22.58	22.95	14.11

Fund flows from operations	138,960	127,346	159,435	223,443	216,579	293,470	201,193	180,979	152,764	119,916	117,227	76,375
Drilling and development	(69,703)	(135,723)	(116,070)	(113,892)	(112,238)	(54,913)	(57,513)	(89,643)	(35,179)	(38,847)	(59,113)	(33,781)
Free cash flow	69,257	(8,377)	43,365	109,551	104,341	238,557	143,680	91,336	117,585	81,069	58,114	42,594

International
Crude oil and condensate sales ($/bbl)	114.26	100.23	107.57	128.02	140.09	146.67	136.69	103.53	94.91	85.41	81.40	62.65
Natural gas sales ($/mcf)	13.34	14.58	24.69	39.54	58.55	32.33	36.75	35.54	18.82	9.83	7.98	6.27
Sales ($/boe)	93.46	91.89	132.84	177.23	254.86	173.14	183.66	163.23	103.39	72.16	62.39	50.30
Royalties ($/boe)	3.55	(7.43)	(13.39)	(6.38)	(7.21)	(7.23)	(5.43)	(4.13)	(4.52)	(3.83)	(3.53)	(3.02)
Transportation ($/boe)	(4.53)	(5.23)	(5.11)	(3.29)	(3.51)	(3.64)	(2.91)	(3.40)	(3.47)	(4.64)	(2.76)	(2.40)
Operating ($/boe)	(25.58)	(28.24)	(31.41)	(23.35)	(22.63)	(22.11)	(19.86)	(18.86)	(17.55)	(16.56)	(16.42)	(16.99)
General and administration ($/boe)	(7.37)	(7.58)	(7.52)	(5.09)	(3.34)	(3.16)	(3.02)	(2.53)	(2.40)	(2.61)	(2.06)	(2.92)
Corporate income taxes ($/boe)	(13.42)	(6.79)	(11.20)	(15.15)	(21.97)	(28.73)	(17.63)	(12.17)	0.64	(0.19)	0.66	2.25
PRRT ($/boe)	-	-	-	(1.85)	(1.96)	(0.83)	(2.60)	(1.96)	(2.74)	(0.58)	(0.60)	(1.45)
Fund flows from operations ($/boe)	46.11	36.62	64.21	122.12	194.24	107.44	132.21	120.18	73.35	43.75	37.68	25.77

Fund flows from operations	107,706	99,377	123,893	332,377	449,771	259,840	341,626	339,286	194,505	110,654	89,403	71,934
Drilling and development	(49,701)	(28,347)	(37,258)	(43,957)	(65,640)	(54,575)	(25,328)	(29,359)	(27,994)	(38,856)	(20,399)	(19,122)
Exploration and evaluation	(6,235)	(2,775)	(1,492)	(11,456)	(6,137)	(3,665)	(2,503)	(26,805)	(3,277)	(1,473)	(3,851)	(6,991)
Free cash flow	51,770	68,255	85,143	276,964	377,994	201,600	313,795	283,122	163,234	70,325	65,153	45,821

	Q3/23	Q2/23	Q1/23	Q4/22	Q3/22	Q2/22	Q1/22	Q4/21	Q3/21	Q2/21	Q1/21	Q4/20
Consolidated
Crude oil and condensate sales ($/bbl)	106.94	96.64	98.62	115.02	123.02	138.55	120.23	96.88	87.05	79.06	71.09	55.31
NGL sales ($/bbl)	27.77	28.11	36.23	39.93	44.64	51.86	46.94	47.26	35.55	25.43	29.39	19.20
Natural gas sales ($/mcf)	6.32	7.37	10.77	17.43	24.68	16.50	17.41	17.89	9.20	5.24	5.51	4.13
Sales ($/boe)	62.92	61.74	75.36	103.99	127.39	111.55	105.52	96.82	68.19	51.93	49.20	38.57
Royalties ($/boe)	(4.26)	(6.16)	(9.18)	(8.43)	(10.94)	(10.85)	(9.29)	(7.43)	(6.26)	(5.29)	(4.87)	(3.43)
Transportation ($/boe)	(2.84)	(2.87)	(3.14)	(2.71)	(2.57)	(2.62)	(2.25)	(2.41)	(2.44)	(2.78)	(2.27)	(2.08)
Operating ($/boe)	(16.26)	(17.91)	(18.66)	(16.81)	(16.64)	(14.89)	(14.61)	(14.24)	(13.21)	(12.72)	(12.86)	(13.00)
General and administration ($/boe)	(2.77)	(2.63)	(2.71)	(1.65)	(1.90)	(2.04)	(1.85)	(2.20)	(1.56)	(1.46)	(1.57)	(2.27)
Corporate income taxes ($/boe)	(4.15)	(2.48)	(3.04)	(5.18)	(6.74)	(9.03)	(5.95)	(4.07)	0.18	(0.09)	0.18	0.80
Windfall taxes ($/boe)	(2.90)	(4.56)	(2.92)	(27.50)	-	-	-	-	-	-	-	-
PRRT ($/boe)	-	-	-	(0.62)	(0.60)	(0.26)	(0.87)	(0.70)	(0.92)	(0.19)	(0.19)	(0.49)
Interest ($/boe)	(2.68)	(2.65)	(2.98)	(2.78)	(3.23)	(2.74)	(1.93)	(2.06)	(2.37)	(2.41)	(2.57)	(2.42)
Realized derivatives ($/boe)	9.74	8.86	1.95	(5.42)	(18.22)	(10.36)	(18.78)	(23.97)	(9.19)	(5.05)	(3.43)	0.10
Realized foreign exchange ($/boe)	0.28	0.48	(0.65)	2.33	(0.28)	(0.30)	0.10	(0.30)	0.37	(0.25)	(0.69)	0.16
Realized other ($/boe)	(1.32)	0.53	0.49	(0.14)	0.80	0.36	0.70	1.29	0.48	0.35	0.73	0.56
Fund flows from operations ($/boe)	35.76	32.35	34.52	35.08	67.07	58.82	50.79	40.73	33.27	22.04	21.66	16.50

Fund flows from operations	270,218	247,109	253,167	284,220	507,876	452,901	389,868	322,173	262,696	172,942	162,051	135,212
Drilling and development	(119,404)	(164,070)	(153,328)	(157,849)	(177,878)	(109,488)	(82,841)	(119,002)	(63,173)	(77,703)	(79,512)	(52,903)
Exploration and evaluation	(6,235)	(2,775)	(1,492)	(11,456)	(6,137)	(3,665)	(2,503)	(26,805)	(3,277)	(1,473)	(3,851)	(6,991)
Free cash flow	144,579	80,264	98,347	114,915	323,861	339,748	304,524	176,366	196,246	93,766	78,688	75,318

Vermilion Energy Inc. ■ Page 45 ■ 2023 Third Quarter Report

Non-GAAP and Other Specified Financial Measures

This MD&A includes references to certain financial measures which do not have standardized meanings and may not be comparable to similar measures presented by other issuers. These financial measures include fund flows from operations, a total of segments measure of profit or loss in accordance with IFRS 8 “Operating Segments” (please see Segmented Information in the Notes to the condensed Consolidated Interim Financial Statements) and net debt, a capital management measure in accordance with IAS 1 “Presentation of Financial Statements” (please see Capital Disclosures in the Notes to the condensed Consolidated Interim Financial Statements).

In addition, this MD&A includes financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures and may not be comparable to similar measures presented by other issuers. These non-GAAP financial measures include:

Total of Segments Measure

Fund flows from operations (FFO): Most directly comparable to net earnings, FFO is comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, windfall taxes, interest expense, realized loss on derivatives, realized foreign exchange gain (loss), and realized other income. The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Reconciliation to the primary financial statement measures can be found below.

	Q3 2023		Q3 2022		YTD 2023		YTD 2022
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	475,532	62.92	964,678	127.39	1,499,586	66.57	2,633,701	114.76
Royalties	(32,209)	(4.26)	(82,854)	(10.94)	(146,546)	(6.51)	(237,714)	(10.36)
Transportation	(21,460)	(2.84)	(19,498)	(2.57)	(66,415)	(2.95)	(56,920)	(2.48)
Operating	(122,870)	(16.26)	(125,987)	(16.64)	(396,444)	(17.60)	(352,787)	(15.37)
General and administration	(20,959)	(2.77)	(14,422)	(1.90)	(60,906)	(2.70)	(44,333)	(1.93)
Corporate income tax expense	(31,368)	(4.15)	(51,022)	(6.74)	(72,558)	(3.22)	(166,195)	(7.24)
Windfall taxes	(21,953)	(2.90)	-	-	(78,177)	(3.47)	-	-
PRRT	-	-	(4,545)	(0.60)	-	-	(13,273)	(0.58)
Interest expense	(20,218)	(2.68)	(24,455)	(3.23)	(62,303)	(2.77)	(60,352)	(2.63)
Realized gain (loss) on derivatives	73,625	9.74	(137,953)	(18.22)	155,628	6.91	(361,954)	(15.77)
Realized foreign exchange gain (loss)	2,089	0.28	(2,103)	(0.28)	997	0.04	(3,650)	(0.16)
Realized other (expense) income	(9,991)	(1.32)	6,037	0.80	(2,368)	(0.11)	14,122	0.62
Fund flows from operations	270,218	35.76	507,876	67.07	770,494	34.19	1,350,645	58.86
Equity based compensation	(6,362)		(6,145)		(34,885)		(39,013)
Unrealized (loss) gain on derivative instruments (1)	(65,294)		43,844		38,581		(8,892)
Unrealized foreign exchange (loss) gain (1)	(12,042)		(44,929)		7,604		(37,059)
Accretion	(20,068)		(14,285)		(58,718)		(41,669)
Depletion and depreciation	(151,087)		(130,205)		(453,607)		(405,208)
Deferred tax recovery (expense)	42,489		(84,570)		79,435		(91,974)
Gain on business combination	-		-		445,094		-
Loss on disposition	-		-		(226,828)		-
Impairment reversal	-		-		-		192,094
Unrealized other expense (1)	(545)		(507)		(1,621)		(1,270)
Net earnings	57,309		271,079		565,549		917,654
(1)	Unrealized (loss) gain on derivative instruments, Unrealized foreign exchange (loss) gain, and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Non-GAAP Financial Measures and Non-GAAP Ratios

Free cash flow: Most directly comparable to cash flows from operating activities and is comprised of fund flows from operations less drilling and development costs and exploration and evaluation costs. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. Reconciliation to the primary financial statement measures can be found in the following table.

Vermilion Energy Inc. ■ Page 46 ■ 2023 Third Quarter Report

($M)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Cash flows from operating activities	118,436	447,608	680,697	1,319,025
Changes in non-cash operating working capital	138,200	49,882	61,768	10,614
Asset retirement obligations settled	13,582	10,386	28,029	21,006
Fund flows from operations	270,218	507,876	770,494	1,350,645
Drilling and development	(119,404)	(177,878)	(436,802)	(370,207)
Exploration and evaluation	(6,235)	(6,137)	(10,502)	(12,305)
Free cash flow	144,579	323,861	323,190	968,133

Capital expenditures: Calculated as the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows that is most directly comparable to cash flows used in investing activities. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. Reconciliation to the primary financial statement measures can be found below.

($M)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Drilling and development	119,404	177,878	436,802	370,207
Exploration and evaluation	6,235	6,137	10,502	12,305
Capital expenditures	125,639	184,015	447,304	382,512

Payout and payout % of FFO: A non-GAAP financial measure and non-GAAP ratio respectively, most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, and payout % of FFO is calculated as payout over FFO (total of segments measure). The measure is used to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. The reconciliation of the measure to the primary financial statement measure can be found below.

($M)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Dividends declared	16,367	13,031	49,023	32,711
Drilling and development	119,404	177,878	436,802	370,207
Exploration and evaluation	6,235	6,137	10,502	12,305
Asset retirement obligations settled	13,582	10,386	28,029	21,006
Payout	155,588	207,432	524,356	436,229
% of fund flows from operations	58%	41%	68%	32%

Return on capital employed (ROCE): A non-GAAP ratio, ROCE is a measure that we use to analyze our profitability and the efficiency of our capital allocation process; the comparable primary financial statement measure is earnings before income taxes. ROCE is calculated by dividing net earnings before interest and taxes ("EBIT") by average capital employed over the preceding twelve months. Capital employed is calculated as total assets less current liabilities while average capital employed is calculated using the balance sheets at the beginning and end of the twelve-month period.

	Twelve Months Ended
($M)	Sep 30, 2023	Sep 30, 2022
Net earnings	960,957	1,262,242
Taxes	537,895	324,054
Interest expense	84,809	76,631
EBIT	1,583,661	1,662,927
Average capital employed	6,024,614	5,237,576
Return on capital employed	26%	32%

Adjusted working capital: Defined as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used to calculate net debt, a capital management measure disclosed below.

Vermilion Energy Inc. ■ Page 47 ■ 2023 Third Quarter Report

	As at
($M)	Sep 30, 2023	Dec 31, 2022
Current assets	657,251	714,446
Current derivative asset	(265,048)	(162,843)
Current liabilities	(733,430)	(892,045)
Current lease liability	21,214	19,486
Current derivative liability	43,996	55,845
Adjusted working capital	(276,017)	(265,111)

Acquisitions: The sum of acquisitions and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. We believe that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. A reconciliation to the acquisitions line items in the Consolidated Statements of Cash Flows can be found below.

($M)	Q3 2023	Q3 2022	Q3 2023	Q3 2022
Acquisitions, net of cash acquired	3,191	2,203	139,612	506,715
Acquisition of securities	2,047	4,017	4,155	22,318
Acquired working capital deficit	-	-	103,527	6,122
Acquisitions	5,238	6,220	247,294	535,155

Capital Management Measure

Net debt: Is in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations. Net debt excludes lease obligations which are secured by a corresponding right-of-use asset.

	As at
($M)	Sep 30, 2023	Dec 31, 2022
Long-term debt	966,505	1,081,351
Adjusted working capital	276,017	265,111
Unrealized FX on swapped USD borrowings	-	(1,876)
Net debt	1,242,522	1,344,586

Ratio of net debt to four quarter trailing fund flows from operations	1.2	0.8

Supplementary Financial Measures

Diluted shares outstanding: The sum of shares outstanding at the period end plus outstanding awards under the LTIP, based on current estimates of future performance factors and forfeiture rates.

('000s of shares)	Q3 2023	Q3 2022
Shares outstanding	163,666	162,883
Potential shares issuable pursuant to the LTIP	4,238	5,691
Diluted shares outstanding	167,904	168,574

Vermilion Energy Inc. ■ Page 48 ■ 2023 Third Quarter Report

Fund flows from operations per basic and diluted share: Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. Fund flows from operations per basic share is calculated by dividing fund flows from operations (total of segments measure) by the basic weighted average shares outstanding as defined under IFRS. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method.

Operating netback: Most directly comparable to net earnings that is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Fund flows from operations per boe: Calculated as FFO (total of segments measure) by boe production. Fund flows from operations netback is used by management to assess the profitability of our business units and Vermilion as a whole.

Net debt to four quarter trailing fund flows from operations: Calculated as net debt (capital management measure) over the FFO (total of segments measure) from the preceding four quarters. The measure is used to assess the ability to repay debt.

Cash dividends per share: Represents cash dividends declared per share that is a useful measure of the dividends a common shareholder was entitled to during the period.

Covenants: The financial covenants on our revolving credit facility contain non-GAAP measures. The definitions for these financial covenants are included in Financial Position Review.

Vermilion Energy Inc. ■ Page 49 ■ 2023 Third Quarter Report

Consolidated Interim Financial Statements

Consolidated Balance Sheet

thousands of Canadian dollars, unaudited

	Note	September 30, 2023	December 31, 2022
Assets
Current
Cash and cash equivalents		-	13,836
Accounts receivable		301,690	373,651
Crude oil inventory		26,943	19,657
Derivative instruments		265,048	162,843
Prepaid expenses		63,570	144,459
Total current assets		657,251	714,446

Derivative instruments		16,884	132,598
Investment in securities		68,287	56,366
Deferred taxes		135,840	125,533
Exploration and evaluation assets	5	235,233	270,593
Capital assets	2, 4	6,047,666	5,691,522
Total assets		7,161,161	6,991,058

Liabilities
Current
Accounts payable and accrued liabilities		368,671	481,444
Dividends payable	9	16,367	13,058
Derivative instruments		43,996	55,845
Income taxes payable		304,396	341,698
Total current liabilities		733,430	892,045

Derivative instruments		10,944	-
Long-term debt	8	966,505	1,081,351
Lease obligations		36,815	51,507
Asset retirement obligations	6	1,123,806	1,087,757
Deferred taxes		437,305	477,340
Total liabilities		3,308,805	3,590,000

Shareholders' Equity
Shareholders' capital	9	4,182,110	4,243,794
Contributed surplus		38,839	35,409
Accumulated other comprehensive income		89,494	123,505
Deficit		(458,087)	(1,001,650)
Total shareholders' equity		3,852,356	3,401,058
Total liabilities and shareholders' equity		7,161,161	6,991,058

Approved by the Board

(Signed “Manjit Sharma”)	(Signed “Dion Hatcher”)

Manjit Sharma, Director	Dion Hatcher, Director

Vermilion Energy Inc. ■ Page 50 ■ 2023 Third Quarter Report

Consolidated Statements of Net Earnings and Comprehensive Income

thousands of Canadian dollars, except share and per share amounts, unaudited

		Three Months Ended		Nine Months Ended
	Note	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2022
Revenue
Petroleum and natural gas sales		475,532	964,678	1,499,586	2,633,701
Royalties		(32,209)	(82,854)	(146,546)	(237,714)
Sales of purchased commodities		51,252	83,460	138,542	194,619
Petroleum and natural gas revenue		494,575	965,284	1,491,582	2,590,606

Expenses
Purchased commodities		51,252	83,460	138,542	194,619
Operating		122,870	125,987	396,444	352,787
Transportation		21,460	19,498	66,415	56,920
Equity based compensation		6,362	6,145	34,885	39,013
(Gain) loss on derivative instruments		(8,331)	94,109	(194,209)	370,846
Interest expense		20,218	24,455	62,303	60,352
General and administration		20,959	14,422	60,906	44,333
Foreign exchange loss (gain)		9,953	47,032	(8,601)	40,709
Other expense (income)		10,536	(5,530)	3,989	(12,852)
Accretion	6	20,068	14,285	58,718	41,669
Depletion and depreciation	4, 5	151,087	130,205	453,607	405,208
Impairment reversal	4	-	-	-	(192,094)
Gain on business combination	3	-	-	(445,094)	-
Loss on disposition	4	-	-	226,828	-
		426,434	554,068	854,733	1,401,510
Earnings before income taxes		68,141	411,216	636,849	1,189,096

Income tax (recovery) expense
Deferred		(42,489)	84,570	(79,435)	91,974
Current		31,368	55,567	72,558	179,468
Windfall taxes		21,953	-	78,177	-
		10,832	140,137	71,300	271,442

Net earnings		57,309	271,079	565,549	917,654

Other comprehensive income
Currency translation adjustments		(15,584)	10,896	(47,196)	(55,723)
Hedge accounting reserve, net of tax		1,631	1,633	5,420	4,897
Fair value adjustment on investment in securities		7,614	3,371	7,765	22,315
Comprehensive income		50,970	286,979	531,538	889,143

Net earnings per share
Basic		0.35	1.65	3.45	5.61
Diluted		0.34	1.61	3.38	5.44

Weighted average shares outstanding ('000s)
Basic		163,946	163,947	163,848	163,619
Diluted		166,392	168,494	167,167	168,658

Vermilion Energy Inc. ■ Page 51 ■ 2023 Third Quarter Report

Consolidated Statements of Cash Flows

thousands of Canadian dollars, unaudited

		Three Months Ended		Nine Months Ended
	Note	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2022
Operating
Net earnings		57,309	271,079	565,549	917,654
Adjustments:
Accretion	6	20,068	14,285	58,718	41,669
Depletion and depreciation	5, 6	151,087	130,205	453,607	405,208
Impairment reversal	4	-	-	-	(192,094)
Gain on business combination	3	-	-	(445,094)	-
Loss on disposition	4	-	-	226,828	-
Unrealized loss (gain) on derivative instruments		65,294	(43,844)	(38,581)	8,892
Equity based compensation		6,362	6,145	34,885	39,013
Unrealized foreign exchange loss (gain)		12,042	44,929	(7,604)	37,059
Unrealized other expense		545	507	1,621	1,270
Deferred tax (recovery) expense		(42,489)	84,570	(79,435)	91,974
Asset retirement obligations settled	6	(13,582)	(10,386)	(28,029)	(21,006)
Changes in non-cash operating working capital		(138,200)	(49,882)	(61,768)	(10,614)
Cash flows from operating activities		118,436	447,608	680,697	1,319,025

Investing
Drilling and development	4	(119,404)	(177,878)	(436,802)	(370,207)
Exploration and evaluation	5	(6,235)	(6,137)	(10,502)	(12,305)
Acquisitions, net of cash acquired	4	(3,191)	(2,203)	(139,612)	(506,715)
Acquisition of securities		(2,047)	(4,017)	(4,155)	(22,318)
Dispositions	4	-	-	182,152	-
Changes in non-cash investing working capital		(39,527)	21,960	(34,584)	20,306
Cash flows used in investing activities		(170,404)	(168,275)	(443,503)	(891,239)

Financing
Net borrowings (repayments) on the revolving credit facility	8	32,858	(186,822)	(113,733)	(819,922)
Issuance of senior unsecured notes	8	-	-	-	499,037
Payments on lease obligations		(4,053)	(4,068)	(13,117)	(13,149)
Repurchase of shares	9	(11,645)	(71,659)	(66,102)	(71,659)
Cash dividends	9	(16,429)	(9,953)	(45,713)	(19,680)
Cash flows from (used in) financing activities		731	(272,502)	(238,665)	(425,373)
Foreign exchange gain (loss) on cash held in foreign currencies		537	307	(12,365)	(628)

Net change in cash and cash equivalents		(50,700)	7,138	(13,836)	1,785
Cash and cash equivalents, beginning of period		50,700	675	13,836	6,028
Cash and cash equivalents, end of period		-	7,813	-	7,813

Supplementary information for cash flows from operating activities
Interest paid		13,742	19,432	56,387	49,457
Income taxes paid		149,721	57,885	302,497	82,076

Vermilion Energy Inc. ■ Page 52 ■ 2023 Third Quarter Report

Consolidated Statements of Changes in Shareholders' Equity

thousands of Canadian dollars, unaudited

		Nine Months Ended
	Note	September 30, 2023	September 30, 2022
Shareholders' capital	9
Balance, beginning of period		4,243,794	4,241,773
Vesting of equity based awards		21,175	41,193
Equity based compensation		10,280	13,123
Share-settled dividends on vested equity based awards		1,051	4,185
Repurchase of shares		(94,190)	(60,866)
Balance, end of period		4,182,110	4,239,408
Contributed surplus	9
Balance, beginning of period		35,409	49,529
Equity based compensation		24,605	25,890
Vesting of equity based awards		(21,175)	(41,193)
Balance, end of period		38,839	34,226
Accumulated other comprehensive income
Balance, beginning of period		123,505	28,467
Currency translation adjustments		(47,196)	(55,723)
Hedge accounting reserve, net of tax		5,420	4,897
Fair value adjustment on investment in securities		7,765	22,315
Balance, end of period		89,494	(44)
Deficit
Balance, beginning of period		(1,001,650)	(2,253,624)
Net earnings		565,549	917,654
Dividends declared		(49,023)	(32,711)
Share-settled dividends on vested equity based awards		(1,051)	(4,185)
Repurchase of shares	9	28,088	(10,793)
Balance, end of period		(458,087)	(1,383,659)

Total shareholders' equity		3,852,356	2,889,931

Vermilion Energy Inc. ■ Page 53 ■ 2023 Third Quarter Report

Description of equity reserves

Shareholders’ capital

Represents the recognized amount for common shares issued (net of equity issuance costs and deferred taxes) less the weighted-average carrying value of shares repurchased. The price paid to repurchase common shares is compared to the carrying value of the shares and the difference is recorded against deficit.

Contributed surplus

Represents the recognized value of unvested equity based awards that will be settled in shares. Once vested, the value of the awards are transferred to shareholders’ capital.

Accumulated other comprehensive income

Represents currency translation adjustments, hedge accounting reserve and fair value adjustments on investments.

Currency translation adjustments result from translating the balance sheets of subsidiaries with a foreign functional currency to Canadian dollars at period-end rates. These amounts may be reclassified to net earnings if there is a disposal or partial disposal of a subsidiary.

The hedge accounting reserve represents the effective portion of the change in fair value related to cash flow and net investment hedges recognized in other comprehensive income, net of tax and reclassified to the consolidated statement of net earnings in the same period in which the transaction associated with the hedged item occurs.

Fair value adjustment on investment in securities, net of tax, are a result of changes in the fair value of investments that have been elected to be subsequently measured at fair value through other comprehensive income.

Deficit

Represents the cumulative net earnings less distributed earnings and surplus of the price paid to repurchase common shares of Vermilion Energy Inc. over the weighted-average carrying value of the shares repurchased.

Vermilion Energy Inc. ■ Page 54 ■ 2023 Third Quarter Report

Notes to the Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2023 and 2022 tabular amounts in thousands of Canadian dollars, except share and per share amounts, unaudited

1. Basis of presentation

Vermilion Energy Inc. (the “Company” or “Vermilion”) is a corporation governed by the laws of the Province of Alberta and is actively engaged in the business of crude oil and natural gas exploration, development, acquisition, and production.

These condensed consolidated interim financial statements are in compliance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These condensed consolidated interim financial statements have been prepared using the same accounting policies and methods of computation as Vermilion’s consolidated financial statements for the year ended December 31, 2022.

These condensed consolidated interim financial statements should be read in conjunction with Vermilion’s consolidated financial statements for the year ended December 31, 2022, which are contained within Vermilion’s Annual Report for the year ended December 31, 2022 and are available on SEDAR+ at www.sedarplus.ca or on Vermilion’s website at www.vermilionenergy.com.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors of Vermilion on

November 1, 2023.

Vermilion Energy Inc. ■ Page 55 ■ 2023 Third Quarter Report

2. Segmented information

	Three Months Ended September 30, 2023
	Canada	USA	France	Netherlands	Germany	Ireland	Australia	Corporate	Total
Drilling and development	59,111	10,592	14,069	17,162	5,509	6,994	6,072	(105)	119,404
Exploration and evaluation	-	-	-	-	5,139	-	-	1,096	6,235

Crude oil and condensate sales	155,251	43,510	88,970	351	15,275	-	-	-	303,357
NGL sales	15,711	3,048	-	-	-	-	-	-	18,759
Natural gas sales	38,441	1,287	-	27,505	22,331	63,798	-	54	153,416
Sales of purchased commodities	-	-	-	-	-	-	-	51,252	51,252
Royalties	(26,856)	(13,633)	(12,351)	20,607	142	-	-	(118)	(32,209)
Revenue from external customers	182,547	34,212	76,619	48,463	37,748	63,798	-	51,188	494,575
Purchased commodities	-	-	-	-	-	-	-	(51,252)	(51,252)
Transportation	(10,709)	(169)	(4,351)	-	(3,674)	(2,557)	-	-	(21,460)
Operating	(59,191)	(3,947)	(21,810)	(3,411)	(14,008)	(10,372)	(9,937)	(194)	(122,870)
General and administration	(25,575)	(3,239)	(1,716)	(6,624)	(1,721)	(3,929)	(1,356)	23,201	(20,959)
PRRT	-	-	-	-	-	-	-	-	-
Corporate income taxes	-	-	(5,410)	(17,079)	(8,284)	(163)	(397)	(35)	(31,368)
Windfall taxes	-	-	-	-	-	-	-	(21,953)	(21,953)
Interest expense	-	-	-	-	-	-	-	(20,218)	(20,218)
Realized gain on derivative instruments	-	-	-	-	-	-	-	73,625	73,625
Realized foreign exchange gain	-	-	-	-	-	-	-	2,089	2,089
Realized other expense	-	-	-	-	-	-	-	(9,991)	(9,991)
Fund flows from operations	87,072	26,857	43,332	21,349	10,061	46,777	(11,690)	46,460	270,218

	Three Months Ended September 30, 2022
	Canada	USA	France	Netherlands	Germany	Ireland	Australia	Corporate	Total
Drilling and development	83,343	28,895	9,624	5,515	3,105	735	44,068	2,593	177,878
Exploration and evaluation	-	-	-	32	229	-	-	5,876	6,137

Crude oil and condensate sales	220,983	31,450	90,825	945	17,135	-	39,220	-	400,558
NGL sales	27,673	4,775	-	-	-	-	-	-	32,448
Natural gas sales	84,262	5,390	-	184,351	151,677	102,286	-	3,706	531,672
Sales of purchased commodities	-	-	-	-	-	-	-	83,460	83,460
Royalties	(54,919)	(11,230)	(10,402)	-	(4,713)	-	-	(1,590)	(82,854)
Revenue from external customers	277,999	30,385	80,423	185,296	164,099	102,286	39,220	85,576	965,284
Purchased commodities	-	-	-	-	-	-	-	(83,460)	(83,460)
Transportation	(11,299)	(73)	(4,877)	-	(2,342)	(907)	-	-	(19,498)
Operating	(66,245)	(7,338)	(14,461)	(13,200)	(9,188)	(4,715)	(10,349)	(491)	(125,987)
General and administration	(6,719)	(1,159)	(3,837)	(564)	(1,386)	68	(1,063)	238	(14,422)
PRRT	-	-	-	-	-	-	(4,545)	-	(4,545)
Corporate income taxes	-	-	(8,190)	(26,897)	(18,646)	-	2,865	(154)	(51,022)
Interest expense	-	-	-	-	-	-	-	(24,455)	(24,455)
Realized loss on derivative instruments	-	-	-	-	-	-	-	(137,953)	(137,953)
Realized foreign exchange loss	-	-	-	-	-	-	-	(2,103)	(2,103)
Realized other income	-	-	-	-	-	-	-	6,037	6,037
Fund flows from operations	193,736	21,815	49,058	144,635	132,537	96,732	26,128	(156,765)	507,876

Vermilion Energy Inc. ■ Page 56 ■ 2023 Third Quarter Report

	Nine Months Ended September 30, 2023
	Canada	USA	France	Netherlands	Germany	Ireland	Australia	Corporate	Total
Drilling and development	234,432	87,064	37,080	33,359	18,445	8,433	16,674	1,315	436,802
Exploration and evaluation	-	-	-	1	8,220	-	-	2,281	10,502

Crude oil and condensate sales	479,061	98,883	233,154	1,233	42,436	32	-	-	854,799
NGL sales	50,557	10,673	-	-	-	-	-	-	61,230
Natural gas sales	131,671	4,735	-	133,960	108,895	201,942	-	2,354	583,557
Sales of purchased commodities		-	-	-	-	-	-	138,542	138,542
Royalties	(77,752)	(31,060)	(30,275)	(875)	(5,257)	-	-	(1,327)	(146,546)
Revenue from external customers	583,537	83,231	202,879	134,318	146,074	201,974	-	139,569	1,491,582
Purchased commodities		-	-	-	-	-	-	(138,542)	(138,542)
Transportation	(31,462)	(301)	(18,766)	-	(9,847)	(6,039)	-	-	(66,415)
Operating	(182,288)	(17,185)	(63,113)	(30,014)	(35,624)	(25,516)	(41,683)	(1,021)	(396,444)
General and administration	(71,037)	(7,028)	(14,397)	(7,739)	(9,105)	(9,969)	(5,674)	64,043	(60,906)
Corporate income taxes	-	-	(8,425)	(29,591)	(31,056)	(390)	(1,912)	(1,184)	(72,558)
Windfall taxes	-	-	-	-	-	-	-	(78,177)	(78,177)
Interest expense	-	-	-	-	-	-	-	(62,303)	(62,303)
Realized gain on derivative instruments	-	-	-	-	-	-	-	155,628	155,628
Realized foreign exchange gain	-	-	-	-	-	-	-	997	997
Realized other expense	-	-	-	-	-	-	-	(2,368)	(2,368)
Fund flows from operations	298,750	58,717	98,178	66,974	60,442	160,060	(49,269)	76,642	770,494

	Nine Months Ended September 30, 2022
	Canada	USA	France	Netherlands	Germany	Ireland	Australia	Corporate	Total
Drilling and development	163,720	60,944	28,546	7,732	15,243	1,707	89,420	2,895	370,207
Exploration and evaluation	-	-	2	(312)	825	-	-	11,790	12,305

Crude oil and condensate sales	697,481	95,364	287,521	2,148	44,311	-	125,767	-	1,252,592
NGL sales	92,085	13,889	-	-	-	-	-	-	105,974
Natural gas sales	238,821	12,582	-	441,041	315,938	259,592	-	7,161	1,275,135
Sales of purchased commodities	-	-	-	-	-	-	-	194,619	194,619
Royalties	(157,258)	(32,229)	(31,059)	-	(14,829)	-	-	(2,339)	(237,714)
Revenue from external customers	871,129	89,606	256,462	443,189	345,420	259,592	125,767	199,441	2,590,606
Purchased commodities	-	-	-	-	-	-	-	(194,619)	(194,619)
Transportation	(31,930)	(523)	(15,511)	-	(6,130)	(2,826)	-	-	(56,920)
Operating	(177,594)	(17,983)	(44,950)	(34,674)	(28,231)	(11,893)	(36,187)	(1,275)	(352,787)
General and administration	(21,982)	(3,589)	(11,411)	(2,239)	(3,977)	435	(2,964)	1,394	(44,333)
PRRT	-	-	-	-	-	-	(13,273)	-	(13,273)
Corporate income taxes	-	-	(24,881)	(114,111)	(29,554)	-	2,650	(299)	(166,195)
Interest expense	-	-	-	-	-	-	-	(60,352)	(60,352)
Realized loss on derivative instruments	-	-	-	-	-	-	-	(361,954)	(361,954)
Realized foreign exchange loss	-	-	-	-	-	-	-	(3,650)	(3,650)
Realized other income	-	-	-	-	-	-	-	14,122	14,122
Fund flows from operations	639,623	67,511	159,709	292,165	277,528	245,308	75,993	(407,192)	1,350,645

Vermilion Energy Inc. ■ Page 57 ■ 2023 Third Quarter Report

Reconciliation of fund flows from operations to net earnings:

	Three Months Ended		Nine Months Ended
	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2022
Fund flows from operations	270,218	507,876	770,494	1,350,645
Equity based compensation	(6,362)	(6,145)	(34,885)	(39,013)
Unrealized (loss) gain on derivative instruments	(65,294)	43,844	38,581	(8,892)
Unrealized foreign exchange (loss) gain	(12,042)	(44,929)	7,604	(37,059)
Accretion	(20,068)	(14,285)	(58,718)	(41,669)
Depletion and depreciation	(151,087)	(130,205)	(453,607)	(405,208)
Deferred tax recovery (expense)	42,489	(84,570)	79,435	(91,974)
Gain on business combination	-	-	445,094	-
Loss on disposition	-	-	(226,828)	-
Impairment reversal	-	-	-	192,094
Unrealized other expense	(545)	(507)	(1,621)	(1,270)
Net earnings	57,309	271,079	565,549	917,654

3. Business combination

Equinor Energy Ireland Limited

On March 31, 2023, Vermilion purchased 100% of the shares outstanding of Equinor Energy Ireland Limited ("EEIL") from Equinor ASA. The acquisition adds an incremental 36.5% interest in the Corrib Natural Gas Project, increasing Vermilion's operated interest to 56.5%. The acquisition makes Vermilion the largest provider of domestic natural gas in Ireland.

The total consideration paid and the fair value of the assets acquired and liabilities assumed at the date of acquisition are detailed in the table below. The initial accounting for the working capital deficit has been determined on a provisional basis as final working capital amounts related to accounts receivable, accounts payable, and taxes payable are unavailable due to the timing of close.

Consideration
Cash consideration paid	488,893

Allocation of consideration
Cash acquired	400,002
Capital assets	768,026
Acquired working capital deficit	(103,527)
Asset retirement obligations	(42,277)
Derivative liability	(51,789)
Deferred tax liability	(36,448)
Net assets acquired	933,987
Gain on business combination	(445,094)
Total net assets acquired, net of gain on business combination	488,893

The gain on the business combination primarily resulted from increases in working capital and the fair value of capital assets from when the purchase and sale agreement was entered into in November 2021 and when the acquisition closed in March 2023.

The results of operations from the assets acquired and liabilities assumed have been included in Vermilion's consolidated financial statements beginning March 31, 2023 and have contributed revenues net of royalties of $95.5 million and net earnings of $31.0 million. Had the acquisition occurred on January 1, 2023, revenues would have increased by $90.3 million and net earnings would have increased by $55.0 million for the nine months ended September 30, 2023.

Vermilion Energy Inc. ■ Page 58 ■ 2023 Third Quarter Report

4. Capital assets

The following table reconciles the change in Vermilion's capital assets:

2023
Balance at January 1	5,691,522
Acquisitions	833,626
Dispositions	(534,016)
Additions	436,802
Increase in right-of-use assets	1,376
Depletion and depreciation	(434,624)
Changes in asset retirement obligations	99,167
Foreign exchange	(46,187)
Balance at September 30	6,047,666

Southeast Saskatchewan disposition

In March 2023, Vermilion sold non-core assets in southeast Saskatchewan for net proceeds of $182.2 million and resulted in a loss on disposition of $226.8 million. The book value of the net assets disposed of was $409.0 million and consisted of $534.0 million of capital assets, $25.9 million of exploration and evaluation assets, and $150.9 million of asset retirement obligations.

Minor acquisition

In March 2023, Vermilion completed a minor acquisition of Alberta assets for total consideration of $19.0 million where $33.9 million of capital assets and $14.9 million of asset retirement obligations were recognized.

5. Exploration and evaluation assets

The following table reconciles the change in Vermilion's exploration and evaluation assets:

2023
Balance at January 1	270,593
Additions	10,502
Dispositions	(25,862)
Changes in asset retirement obligations	2
Depreciation	(18,983)
Foreign exchange	(1,019)
Balance at September 30	235,233

Vermilion Energy Inc. ■ Page 59 ■ 2023 Third Quarter Report

6. Asset retirement obligations

The following table reconciles the change in Vermilion’s asset retirement obligations:

2023
Balance at January 1	1,087,757
Additional obligations recognized	59,589
Dispositions	(150,885)
Obligations settled	(28,029)
Accretion	58,718
Changes in rates	110,312
Foreign exchange	(13,656)
Balance at September 30	1,123,806

Vermilion calculated the present value of the obligations using a credit-adjusted risk-free rate, calculated using a credit spread of 3.2% as at September 30, 2023 (December 31, 2022 - 4.5%) added to risk-free rates based on long-term, risk-free government bonds. Vermilion's credit spread is determined using the Company's expected cost of borrowing at the end of the reporting period.

The country-specific risk-free rates used as inputs to discount the obligations were as follows:

	Sep 30, 2023	Dec 31, 2022
Canada	3.9%	3.3%
United States	4.9%	4.1%
France	3.8%	3.4%
Netherlands	3.0%	2.7%
Germany	3.0%	2.5%
Ireland	3.6%	3.2%
Australia	4.4%	4.2%

7. Capital disclosures

Vermilion defines capital as net debt and shareholders' capital. Net debt consists of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities). In managing capital, Vermilion reviews whether fund flows from operations is sufficient to fund capital expenditures, dividends, and asset retirement obligations.

The following table calculates Vermilion’s ratio of net debt to four quarter trailing fund flows from operations:

	Sep 30, 2023	Dec 31, 2022
Long-term debt	966,505	1,081,351
Adjusted working capital deficit (1)	276,017	265,111
Unrealized FX on swapped USD borrowings	-	(1,876)
Net debt	1,242,522	1,344,586

Ratio of net debt to four quarter trailing fund flows from operations	1.2	0.8

(1) Adjusted working capital is defined as current assets (excluding current derivatives), less current liabilities (excluding current derivatives and current lease liabilities).

Vermilion Energy Inc. ■ Page 60 ■ 2023 Third Quarter Report

8. Long-term debt

The following table summarizes Vermilion’s outstanding long-term debt:

	As at
	Sep 30, 2023	Dec 31, 2022
Revolving credit facility	32,858	147,666
2025 senior unsecured notes	404,371	404,463
2030 senior unsecured notes	529,276	529,222
Long-term debt	966,505	1,081,351

The fair value of the revolving credit facility is equal to its carrying value due to the use of short-term borrowing instruments at market rates of interest. The fair value of the 2025 senior unsecured notes as at September 30, 2023 was $395.0 million (December 31, 2022 - $391.3 million). The fair value of the 2030 senior unsecured notes as at September 30, 2023 was $513.1 million (December 31, 2022 - $496.8 million).

The following table reconciles the change in Vermilion’s long-term debt:

2023
Balance at January 1	1,081,351
Net repayments on the revolving credit facility	(113,733)
Amortization of transaction costs	1,621
Foreign exchange	(2,734)
Balance at September 30	966,505

Revolving credit facility

As at September 30, 2023, Vermilion had in place a bank revolving credit facility maturing May 29, 2027 with the following terms:

	As at
	Sep 30, 2023	Dec 31, 2022
Total facility amount	1,600,000	1,600,000
Amount drawn	(32,858)	(147,666)
Letters of credit outstanding	(25,992)	(13,527)
Unutilized capacity	1,541,150	1,438,807

The facility can be extended from time to time at the option of the lenders and upon notice from Vermilion. If no extension is granted by the lenders, the amounts owing pursuant to the facility are due at the maturity date. The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion.

On May 19, 2023, the maturity date of the facility was extended to May 28, 2027 (previously May 29, 2026) and the total facility amount of $1.6 billion was unchanged. As at September 30, 2023, $32.9 million was drawn on the facility.

The facility bears interest at a rate applicable to demand loans plus applicable margins.

As at September 30, 2023, the revolving credit facility was subject to the following financial covenants:

		As at
Financial covenant	Limit	Sep 30, 2023	Dec 31, 2022
Consolidated total debt to consolidated EBITDA	Less than 4.0	0.58	0.51
Consolidated total senior debt to consolidated EBITDA	Less than 3.5	0.02	0.07
Consolidated EBITDA to consolidated interest expense	Greater than 2.5	20.60	27.10

The financial covenants include financial measures defined within the revolving credit facility agreement that are not defined under IFRS. These financial measures are defined by the revolving credit facility agreement as follows:

Vermilion Energy Inc. ■ Page 61 ■ 2023 Third Quarter Report

•	Consolidated total debt: Includes all amounts classified as “Long-term debt” and “Lease obligations” (including the current portion included within "Accounts payable and accrued liabilities" but excluding operating leases as defined under IAS 17) on the consolidated balance sheet.
•	Consolidated total senior debt: Consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Consolidated net earnings before interest, income taxes, depreciation, accretion and certain other non-cash items, adjusted for the impact of the acquisition of a material subsidiary.
•	Consolidated total interest expense: Includes all amounts classified as "Interest expense", but excludes interest on operating leases as defined under IAS 17.

In addition, our revolving credit facility has provisions relating to our liability management ratings in Alberta and Saskatchewan whereby if our security adjusted liability management ratings fall below specified limits in a province, a portion of the asset retirement obligations are included in the definitions of consolidated total debt and consolidated total senior debt. An event of default occurs if our security adjusted liability management ratings breach additional lower limits for a period greater than 90 days. As of September 30, 2023, Vermilion's liability management ratings were higher than the specified levels, and as such, no amounts relating to asset retirement obligations were included in the calculation of consolidated total debt and consolidated total senior debt.

As at September 30, 2023 and December 31, 2022, Vermilion was in compliance with the above covenants.

2025 senior unsecured notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bear interest at a rate of 5.625% per annum, to be paid semi-annually on March 15 and September 15. The notes mature on March 15, 2025. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior unsecured indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Subsequent to March 15, 2023, Vermilion may redeem some or all of the senior unsecured notes at a 100.000% redemption price plus any accrued and unpaid interest.

2030 senior unsecured notes

On April 26, 2022, Vermilion closed a private offering of US $400.0 million 8-year senior unsecured notes. The notes were priced at 99.241% of par, mature on May 1, 2030, and bear interest at a rate of 6.875% per annum. Interest is paid semi-annually on May 1 and November 1, commencing on November 1, 2022. The notes are senior unsecured obligations of Vermilion and rank equally with existing and future senior unsecured indebtedness.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may, at its option, redeem the notes prior to maturity as follows:

•	On or after May 1, 2025, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth below, together with accrued and unpaid interest.
•	Prior to May 1, 2025, Vermilion may redeem up to 35% of the original principal amount of the notes with an amount of cash not greater than the net cash proceeds of certain equity offerings at a redemption price of 106.875% of the principal amount of the notes, together with accrued and unpaid interest.
•	Prior to May 1, 2025, Vermilion may also redeem some or all of the notes at a price equal to 100% of the principal amount of the notes, plus a “make-whole premium,” together with applicable premium, accrued and unpaid interest.

Year	Redemption price
2025	103.438%
2026	102.292%
2027	101.146%
2028 and thereafter	100.000%

Vermilion Energy Inc. ■ Page 62 ■ 2023 Third Quarter Report

9. Shareholders' capital

The following table reconciles the change in Vermilion’s shareholders’ capital:

	2023
Shareholders’ Capital	Shares ('000s)	Amount
Balance at January 1	163,227	4,243,794
Vesting of equity based awards	3,428	21,175
Shares issued for equity based compensation	600	10,280
Share-settled dividends on vested equity based awards	57	1,051
Repurchase of shares	(3,646)	(94,190)
Balance at September 30	163,666	4,182,110

Dividends are approved by the Board of Directors and are paid quarterly. Dividends declared to shareholders for the nine months ended September 30, 2023 were $49.0 million or $0.30 per common share (nine months ended September 30, 2022 - $32.7 million or $0.20 per common share).

On July 10, 2023, the Toronto Stock Exchange approved our notice of intention to renew our normal course issuer bid ("the NCIB"). The NCIB renewal allows Vermilion to purchase up to 16,308,587 common shares (representing approximately 10% of outstanding common shares) beginning July 12, 2023 and ending July 11, 2024. Common shares purchased under the NCIB will be cancelled.

In the third quarter of 2023, Vermilion purchased 0.6 million common shares under the NCIB for total consideration of $11.6 million. The common shares purchased under the NCIB were cancelled.

10. Financial instruments

The following table summarizes the increase (positive values) or decrease (negative values) to net earnings before tax due to a change in the value of Vermilion’s financial instruments as a result of a change in the relevant market risk variable. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

Sep 30, 2023
Currency risk - Euro to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the Euro	5,792
$0.01 decrease in strength of the Canadian dollar against the Euro	(5,792)

Currency risk - US dollar to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the US $	5,577
$0.01 decrease in strength of the Canadian dollar against the US $	(5,577)

Commodity price risk - Crude oil
US $5.00/bbl increase in crude oil price used to determine the fair value of derivatives	(33,631)
US $5.00/bbl decrease in crude oil price used to determine the fair value of derivatives	33,631

Commodity price risk - European natural gas
#eu#5.0/GJ increase in European natural gas price used to determine the fair value of derivatives	(224,783)
#eu#5.0/GJ decrease in European natural gas price used to determine the fair value of derivatives	250,034

Vermilion Energy Inc. ■ Page 63 ■ 2023 Third Quarter Report

DIRECTORS

Robert Michaleski [1,3,5]

Calgary, Alberta

Dion Hatcher

Calgary, Alberta

James J. Kleckner Jr. [7,9]

Edwards, Colorado

Carin Knickel [4,7,11]

Golden, Colorado

Stephen P. Larke [3,5,10]

Calgary, Alberta

Timothy R. Marchant [6,9,11]

Calgary, Alberta

William Roby [7,8,11]

Katy, Texas

Manjit Sharma [2,5]

Toronto, Ontario

Myron Stadnyk [7,9]

Calgary, Alberta

Judy Steele [3,5,11]

Halifax, Nova Scotia

[1] Chairman (Independent)

[2] Audit Committee Chair (Independent)

[3] Audit Committee Member (Independent)

[4] Governance and Human Resources Committee Chair __(Independent)

[5] Governance and Human Resources Committee Member

__(Independent)

[6] Health, Safety and Environment Committee Chair __(Independent)

[7] Health, Safety and Environment Committee Member

__(Independent)

[8] Independent Reserves Committee Chair (Independent)

[9] Independent Reserves Committee Member

__(Independent)

[10] Sustainability Committee Chair (Independent)

[11] Sustainability Committee Member (Independent)

OFFICERS / CORPORATE SECRETARY

Dion Hatcher *

President & Chief Executive Officer

Tamar Epstein

General Counsel

Lars Glemser *

Vice President & Chief Financial Officer

Terry Hergott

Vice President Marketing

Yvonne Jeffery

Vice President Sustainability

Darcy Kerwin *

Vice President International & HSE

Bryce Kremnica *

Vice President North America

Geoff MacDonald

Vice President Geosciences

Kyle Preston

Vice President Investor Relations

Averyl Schraven

Vice President People & Culture

Jenson Tan *

Vice President Business Development

Gerard Schut

Vice President European Operations

Jamie Gagner

Interim Corporate Secretary

* Executive Committee

AUDITORS

Deloitte LLP

Calgary, Alberta

BANKERS

The Toronto-Dominion Bank

Alberta Treasury Branches

Bank of America N.A., Canada Branch

Canadian Imperial Bank of Commerce

Export Development Canada

National Bank of Canada

Royal Bank of Canada

The Bank of Nova Scotia

Wells Fargo Bank N.A., Canadian Branch

La Caisse Centrale Desjardins du Québec

Citibank N.A., Canadian Branch - Citibank Canada

Canadian Western Bank

JPMorgan Chase Bank, N.A., Toronto Branch

Goldman Sachs Lending Partners LLC

EVALUATION ENGINEERS

McDaniel & Associates

Calgary, Alberta

LEGAL COUNSEL

Norton Rose Fulbright Canada LLP

Calgary, Alberta

TRANSFER AGENT

Odyssey Trust Company

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange (“VET”)

The New York Stock Exchange (“VET”)

INVESTOR RELATIONS

Kyle Preston

Vice President Investor Relations

403-476-8431 TEL

403-476-8100 FAX

1-866-895-8101 IR TOLL FREE

investor_relations@vermilionenergy.com

Vermilion Energy Inc. ■ Page 64 ■ 2023 Third Quarter Report